Exhibit 99.33

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	NATURE OF OPERATIONS	13
2	BASIS OF PREPARATION AND PRESENTATION	13
3	SUMMARY OF MATERIAL ACCOUNTING POLICIES	13
4	NEW STANDARDS INTERPRETATIONS AND AMENDMENTS	23
5	CRITICAL JUDGEMENTS AND ESTIMATION UNCERTAINTIES	25
6	OPERATING SEGMENTS	28
7	REVENUE	29
8	COST OF SALES	29
9	GENERAL AND ADMINISTRATIVE	30
10	OTHER LOSSES	30
11	FINANCE COSTS	31
12	INCOME TAX EXPENSE	31
13	LOSS PER SHARE	34
14	NON-CONTROLLING INTERESTS	37
15	ACQUISITIONS AND TRANSACTIONS	37
16	FINANCIAL INSTRUMENTS	40
17	CASH AND CASH EQUIVALENTS	41
18	TRADE RECEIVABLES, PREPAYMENTS AND OTHER RECEIVABLES	42
19	INVENTORIES	42
20	MINERAL PROPERTY, PLANT AND EQUIPMENT	43
21	IMPAIRMENT OF ASSETS	44
22	TRADE AND OTHER PAYABLES	44
23	PROVISIONS	44
24	DEFERRED REVENUE	44
25	BORROWINGS	46
26	PROVISIONS FOR RECLAMATION AND CLOSURE COSTS	47
27	RELATED PARTY TRANSACTIONS	48
28	LEASE OBLIGATIONS	48
29	SHARE CAPITAL	49
30	SHARE-BASED COMPENSATION	49
31	DEFERRED AND CONTINGENT CONSIDERATION	51
32	COMMITMENTS AND CONTINGENCIES	53
33	FINANCIAL RISK MANAGEMENT OBJECTIVES	54
34	SUBSEQUENT EVENT	57

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Allied Gold Corporation (“Allied” or “the Company”) and the information in these annual financial statements are the responsibility of management and have been reviewed and approved by the Company’s board of directors (the “Board of Directors”). The consolidated financial statements have been prepared by management on a going concern basis in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Company maintains systems of internal accounting and administrative controls in order to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee (“Committee”). The Audit Committee is appointed by the Board, and all of its members are independent directors. The Committee reviews the consolidated financial statements, management’s discussion and analysis and the external Auditor’s report; examines the fees and expenses for audit services; and considers the engagement or reappointment of the external auditors. The Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements have been audited by KPMG LLP, Chartered Professional Accountants, on behalf of the shareholders. KPMG LLP has full and free access to the Audit Committee. Their report follows.

“Peter Marrone”

Chief Executive Officer

“Jason LeBlanc”

Chief Financial Officer

Toronto, Ontario, Canada

March 31, 2025

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Allied Gold Corporation

Opinion

We have audited the consolidated financial statements of Allied Gold Corporation (the Entity), which comprise:

•	the consolidated statement of financial position as at December 31, 2024
•	the consolidated statement of loss for the year then ended
•	the consolidated statement of comprehensive loss for the year then ended
•	the consolidated statement of changes in equity for the year then ended
•	the consolidated statements of cash flows for the year then ended
•	and notes to the consolidated financial statements, including a summary of material accounting policy information

(Hereinafter referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of the Entity as at December 31, 2024, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the “Auditor’s Responsibilities for the Audit of the Financial Statements” section of our auditor’s report.

We are independent of the Entity in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter – Comparative Information

We draw attention to Note 4 to the financial statements, which explains that certain comparative information presented for the year ended December 31, 2023 has been restated.

Note 4 explains the reason for the restatement and also explains the adjustments that were applied to restate certain comparative information.

Our opinion is not modified in respect of this matter.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements for the year ended December 31, 2024. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

We have determined the matters described below to be the key audit matters to be communicated in our auditor’s report.

Evaluation of the protocol agreement with the Government of Mali

Description of the matter

We draw attention to Notes 5 and 10 to the financial statements. The Entity signed a definitive protocol agreement with the Government of Mali, providing for renewal of the exploitation permit for the Sadiola mine, advancement of the nearby Korali-Sud property including the issuance of a definitive exploitation permit and the fiscal and regulatory framework for the phased expansion of the operations.

Under the terms of the definitive protocol agreement, the Entity made a payment of $68.1 million, settled certain tax and other obligations of $4.9 million and intends to make a final payment of $40.3 million. This resulted in an impact of $37.3 million to current income tax expense and $75.8 million to other losses as well as the Entity being subject to the 2023 mining code. Significant judgment was required to determine the accounting impact upon the signing of the protocol agreement with the Government of Mali and the evaluation of uncertain tax positions.

Why the matter is a key audit matter

We identified the evaluation of the protocol agreement with the Government of Mali as a key audit matter. Significant auditor judgement was required to assess the accounting impact of the definitive protocol agreement and the evaluation of uncertain tax positions. Further, professionals with specialized skills and knowledge were required to evaluate the Entity’s accounting for the definitive protocol agreement.

How the matter was addressed in the audit

The following are the primary procedures we performed to address this key audit matter.

We evaluated the Entity’s accounting assessment of the definitive protocol agreement by:

•	Assessing the nature of the expenditures incurred
•	Obtaining and inspecting the terms and conditions of the definitive protocol agreement to determine compliance with the agreement.

We involved tax professionals with specialized skills and knowledge who assisted in evaluating the appropriateness of the Entity’s allocation of the payment to income tax expense, including uncertain tax positions, by comparing the amount to prior year reassessments from the Malian tax authority.

We read legal correspondence from the Entity’s external legal counsel and evaluated the Entity’s assessment of the implementation date of the 2023 mining code.

Other Matter – Comparative Information

The financial statements for the year ended December 31, 2023, excluding the adjustments that were applied to restate certain comparative information, were audited by another auditor who expressed an unmodified opinion on those financial statements on March 26, 2024.

As part of our audit of the financial statements for the year ended December 31, 2024, we also audited the adjustments that were applied to restate certain comparative information presented for the year ended December 31, 2023.

In our opinion, such adjustments are appropriate and have been properly applied.

Other than with respect to the adjustments that were applied to restate certain comparative information, we were not engaged to audit, review or apply any procedures to the financial statements for the year ended December 31, 2023.

Accordingly, we do not express an opinion or any other form of assurance on those financial statements taken as a whole.

Other Information

Management is responsible for the other information. Other information comprises:

•	the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated.

We obtained the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions as at the date of this auditor’s report.

If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditor’s report.

We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Entity’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Entity’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.
•	The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity’s internal control.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Entity to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.
•	Provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.
•	Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the group as a basis for forming an opinion on the group financial statements. We are responsible for the direction, supervision and review of the audit work performed for the purposes of the group audit. We remain solely responsible for our audit opinion.
•	Determine, from the matters communicated with those charged with governance, those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our auditor’s report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

The engagement partner on the audit resulting in this auditor’s report is Daniel Gordon Ricica.

Toronto, Canada

March 31, 2025

ALLIED GOLD

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In thousands of US dollars)	Note	As at December 31, 2024	As at December 31, 2023 (Restated - Note 4)
Assets
Current assets
Cash and cash equivalents	17	$224,994	$158,638
Trade receivables, prepayments, and other receivables	18	59,433	45,035
Inventories	19	164,859	88,612
Total current assets		$449,286	$292,285
Non-current assets
Mineral property, plant and equipment	20	$795,645	$600,560
Trade receivables, prepayments and other receivables	18	4,355	9,456
Deferred tax assets	12	21,656	36,146
Inventories	19	42,418	10,958
Restricted cash	17	6,494	6,881
Total non-current assets		$870,568	$664,001
Total assets		$1,319,854	$956,286

Liabilities and Total Equity
Current liabilities
Trade and other payables	22	$250,302	$181,904
Income tax payable	12	72,060	28,275
Provisions	23	15,115	9,939
Deferred and contingent consideration	31	7,415	28,917
Borrowings	25	96,356	103,457
Deferred revenue	24	40,878	2,132
Lease obligations and other liabilities	28	2,877	591
Total current liabilities		$485,003	$355,215
Non-current liabilities
Provision for reclamation and closure costs	26	126,803	108,452
Deferred tax liability	12	15,305	3,128
Deferred and contingent consideration	31	83,563	82,687
Deferred revenue	24	164,540	16,529
Lease obligations and other liabilities	28	28,343	9,241
Total non-current liabilities		$418,554	$220,037
Total liabilities		$903,557	$575,252

Equity
Share capital	29	$587,119	$418,649
Retained earnings (deficit)		(236,794)	(121,162)
Comprehensive (loss) earnings		(13,052)	—
Share-based payments reserve	30	8,492	2,419
Total equity attributable to shareholders of the Company		$345,765	$299,906
Non-controlling interests	14	70,532	81,128
Total equity		$416,297	$381,034
Total liabilities and shareholders’ equity		$1,319,854	$956,286

The accompanying notes are an integral part of the consolidated financial statements.

For subsequent events refer to notes 19, 30 and 34.
For commitments, refer to note 32.

“Peter Marrone”	“Richard Graff”
PETER MARRONE	RICHARD GRAFF
Director	Director

ALLIED GOLD

CONSOLIDATED STATEMENT OF LOSS

		For years ended December 31,
(In thousands of US Dollars except for shares and per share amounts)	Note	2024	2023
Revenue	7	$730,382	$655,691
Cost of sales, excluding depreciation, depletion and amortization (“DDA”)	8	(462,527)	(503,377)
DDA	8	(47,621)	(45,524)
Gross profit		$220,234	$106,790
General and administrative expenses	9	$(63,149)	$(64,119)
Exploration and evaluation expenses		(23,818)	—
Loss on revaluation of call and put options	15	—	(21,883)
Gain (loss) on revaluation of financial instruments	16	5,836	(3,087)
Impairment of exploration and evaluation asset	20	—	(19,619)
Other losses	10	(125,193)	(152,858)
Net earnings (loss) before finance costs and income tax		$13,910	$(154,776)
Finance costs	11	$(19,276)	$(30,809)
Net loss before income tax		$(5,366)	$(185,585)
Current income tax expense	12	$(87,517)	$(42,942)
Deferred income tax (expense) recovery	12	(26,668)	36,987
Net loss for the year		$(119,551)	$(191,540)

(Loss) earnings attributable to:
Shareholders of the Company		$(115,632)	$(208,482)
Non-controlling interests	14	(3,919)	16,942
Net loss for the year		$(119,551)	$(191,540)

(Loss) earnings per share attributable to shareholders of the Company	13
Basic and Diluted		$(0.43)	$(1.03)

The accompanying notes are an integral part of the consolidated financial statements.

| 9

ALLIED GOLD

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE LOSS

		For years ended December 31,
(In thousands of US Dollars except for shares and per share amounts)	Note	2024	2023
Net loss		$(119,551)	$(191,540)

Other comprehensive earnings (loss), net of taxes (nil)
Items that may be reclassified subsequently to net earnings:
Cash-flow hedges
- Time value of hedging instruments	16	(13,052)	—
Total other comprehensive loss		$(13,052)	$—
Total comprehensive loss		$(132,603)	$(191,540)

Attributable to:
Shareholders of the Company		$(128,684)	$(208,482)
Non-controlling interests		(3,919)	16,942
Total comprehensive loss		$(132,603)	$(191,540)

The accompanying notes are an integral part of the consolidated financial statements.

| 10

ALLIED GOLD

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

							Total
			Corporate		Cash flow hedge		attributable to
			reorganization	Share-based	fair value	Retained	Shareholders of	Non-controlling	Total
(In thousands of US Dollars)	Share capital	Other reserves	reserve	payment reserve	reserve	earnings (deficit)	the Company	interest	equity
Balance at December 31, 2022	$93,000	$(79,678)	$33,572	$29,506	$—	$(31,087)	$45,313	$66,052	$111,365
Share reorganization due to amalgamation of entities and acquisition of APM Ethiopia Ltd.	—	—	(33,572)	—	—	19,032	(14,540)	—	(14,540)
Shares issued for participation rights	40,312	—	—	(34,352)	—	—	5,960	—	5,960
De-recognition of put options	—	79,678	—	—	—	99,662	179,340	—	179,340
Shares issued in amalgamation and reverse take-over	80,357	—	—	—	—	—	80,357	—	80,357
Shares issued in private placement	152,480	—	—	—	—	—	152,480	—	152,480
Shares issued for acquisition of asset	52,500	—	—	—	—	—	52,500	—	52,500
Share-based compensation	—	—	—	7,265	—	—	7,265	—	7,265
Currency translation adjustments	—	—	—	—	—	(287)	(287)	—	(287)
Dividend paid to minority shareholder	—	—	—	—	—	—	—	(1,866)	(1,866)
Total loss and comprehensive loss	—	—	—	—	—	(208,482)	(208,482)	16,942	(191,540)
Balance at December 31, 2023	$418,649	$—	$—	$2,419	$—	$(121,162)	$299,906	$81,128	$381,034
Share-based compensation	—	—	—	9,026	—	—	9,026	—	9,026
Shares issued in public offering	153,017	—	—	—	—	—	153,017	—	153,017
Shares issued for payment of Kurmuk deferred consideration	12,500	—	—	—	—	—	12,500	—	12,500
Shares issued to settle RSUs	2,953	—	—	(2,953)	—	—	—	—	—
Dividend payable to minority shareholder	—	—	—	—	—	—	—	(6,677)	(6,677)
Total loss and comprehensive loss	—	—	—	—	(13,052)	(115,632)	(128,684)	(3,919)	(132,603)
Balance at December 31, 2024	$587,119	$—	$—	$8,492	$(13,052)	$(236,794)	$345,765	$70,532	$416,297

The accompanying notes are an integral part of the consolidated financial statements.

| 11

ALLIED GOLD

CONSOLIDATED STATEMENT OF CASH FLOWS

		For years ended December 31,
(In thousands of US Dollars)	Note	2024	2023
Net inflow (outflow) of cash related to the following activities
Operating
Net loss for the year		$(119,551)	$(191,540)
Income tax expense	12	114,185	5,955
Adjustments for:
Share-based compensation	30	6,538	7,265
DDA		48,982	45,665

Loss on disposal of mineral property, plant and equipment		—	398
Impairment of exploration and evaluation asset		—	19,619
Loss on revaluation of call and put options		—	21,883
(Gain) loss on revaluation of financial instruments		(8,201)	3,087
Other losses	10	104,923	83,867
Non-cash revenue from stream arrangements	24	(15,834)	(9,224)
Finance costs	11	19,276	30,809
Proceeds from streaming arrangements		170,950	2,243
Operating cash flows before income tax paid, government settlements and movements in working capital		$321,268	$20,027
Income tax paid	12	(35,696)	(25,413)
Settlement of Mali matters	8, 12	(68,000)	—

Operating cash flows before movements in working capital		$217,572	$(5,386)
(Increase) decrease in trade receivables, prepayments and other receivables		(39,501)	1,848
Increase in inventories	19	(107,707)	(26,124)
Increase in trade and other payables		39,182	49,418
Net cash generated from operating activities		$109,546	$19,756
Investing activities
Payment of contingent consideration		$—	$(2,429)
Purchase of mineral property, plant and equipment		(179,191)	(70,788)
Borrowing costs capitalized		(7,023)	—
Capitalized exploration and evaluation		(7,191)	(23,404)
Received from related parties	27	—	1,106
Net cash used in investing activities		$(193,405)	$(95,515)
Financing activities
Proceeds from public placement	15, 29	$162,117	$160,001
Public placement transaction costs	15, 29	(9,100)	(7,521)
Proceeds from convertible debenture	15, 25	—	107,279
Convertible debenture transaction costs	15, 25	—	(5,339)
Dividend paid to NCI	14	—	(1,866)
Proceeds from loans	25	—	9,880
Repayment of loans	15, 25	—	(63,072)
Finance costs paid		(2,347)	(5,301)
Other interest received or finance costs (paid)		1,825	(603)

Net cash generated from financing activities		$152,495	$193,458

Net increase in cash and cash equivalents		$68,636	$117,699
Cash and cash equivalents at beginning of year		158,638	45,163
Effect of foreign exchange rate changes		(2,280)	(4,224)
Cash and cash equivalents, end of the year		$224,994	$158,638

The accompanying notes are an integral part of the consolidated financial statements.

| 12

ALLIED GOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2024 and 2023

(Tabular amounts in thousands of US dollars, unless otherwise noted)

1.	NATURE OF OPERATIONS

Allied Gold Corporation (“Allied Gold” or “the Company”) was incorporated under the British Columbia Business Corporations Act but completed the endorsement process to continue as an Ontario Corporation on September 7, 2023. The Company is listed on the Toronto Stock Exchange (trading symbol “AAUC”), on the OTCQX Best Market (trading symbol “AAUCF”), and has publicly traded convertible debentures trading in United States dollars (“US dollars”) under the symbol “AAUC.DB.U.” The registered office of the Company is located at Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200, Toronto, Ontario M5J 2J3.

The Company is an emerging gold producer, operator and majority owner (through its subsidiaries) of the following producing gold mines and gold development project:

•	the Sadiola Mine, located in Mali (the “Sadiola mine”, 80% interest), comprising two separate mining licences (the Sadiola Licence and the Korali-Sud Licence (previously referred to as Diba, 100% interest at year end, 65% as at January 8, 2025)) although integrated as a single operation;
•	the Bonikro Mine located in Côte d’Ivoire (the “Bonikro mine”, 89.89% interest). The Bonikro mine comprises two separate mining licences (the Bonikro Licence and Hiré Licence) although integrated as a single operation;
•	the Agbaou Mine, located in Côte d’Ivoire (the “Agbaou mine”, 85% interest); and
•	the Kurmuk Gold Project, located in Ethiopia (the “Kurmuk project”, 100% interest).

2.	BASIS OF PREPARATION AND PRESENTATION

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) effective as of December 31, 2024. Accounting policies are consistently applied to all years presented, unless otherwise stated.

The consolidated financial statements were authorized for issue by the Board of Directors on March 31, 2025.

3.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. Where the Company’s interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests. Intercompany assets and liabilities, equity, income, expenses, and cash flows between the Company and its subsidiaries are eliminated on consolidation. The principal properties and material subsidiaries of the Company, and their geographical locations at December 31, 2024 were:

	Country of Registration		Percentage of ordinary shares controlled by the Company
Company	or Incorporation	Principal Activity	December 31, 2024	December 31, 2023
Société d’Exploitation des Mines d’Or de Sadiola S.A.	Mali	Gold mining in Mali	80.00%	80.00%
Bonikro Gold Mines SA	Côte d’Ivoire	Gold mining in Côte d’Ivoire	89.89%	89.89%
Hiré Gold Mines SA	Côte d’Ivoire	Gold mining in Côte d’Ivoire	89.89%	89.89%
Agbaou Gold Operations SA	Côte d’Ivoire	Gold mining in Côte d’Ivoire	85.00%	85.00%
Kurmuk Gold Mine PLC	Ethiopia	Gold mine in development in Ethiopia	100.00%	100.00%

| 13

Foreign currency

The functional and presentation currency of the Company and each of its subsidiaries is the US Dollar. Transactions in currencies other than the Company’s or a subsidiary’s functional currency (“foreign currencies”) are recognized at the rates of exchange prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated. Income statement items denominated in foreign currencies are translated at the average exchange rates prevailing during the year, with the exception of depletion, depreciation and amortization which is translated at historical exchange rates. Foreign exchange gains and losses are included in net earnings/loss. Foreign exchange gains and losses related to income taxes, if any, are reported within the income tax expense line in the Company’s consolidated statement of loss.

Cash and cash equivalents and restricted cash

Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. These are classified as financial assets at amortized cost.

Restricted cash relates to cash amounts that are restricted due to statutory or other requirements within the jurisdictions that the Company operates in.

Inventories

Materials and supplies are valued at the lower of cost or net realizable value. Obsolete and redundant stock is written off as identified during regular reviews. Slow-moving obsolescence provisions are determined by reference to specific items of stock on a systematic basis, considering critical and non-critical stock as well as the most recent utilization of stock in the provision. Any items identified as damaged or obsolete are directly expensed.

Gold bullion, gold in doré, metal in circuit and ore stockpiles are physically measured or estimated and valued at the lower of cost or net realizable value. Net realizable value is the estimated future sales price of the product the entity expects to realize when the product is processed and sold, less estimated costs to complete production and bring the product to sale.

Stockpiles represent ore that has been mined and is available for further processing. Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile. Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to stockpiles based on the current mining cost per tonne incurred up to the point of stockpiling the ore, including applicable overhead, depletion and amortization relating to mining operations, to the extent determined recoverable, and are removed at the average cost per tonne. If the ore stockpile is not expected to be processed within 12 months of the reporting date, it is included in non-current assets.

In-circuit represents material that is currently being treated in the processing plant to extract the contained gold and to transform it to a saleable form. The in-circuit inventory is valued at the average of the beginning inventory and the costs of material fed into the process plus in-circuit conversion costs, including applicable overhead costs, such as depreciation and amortization, incurred in converting materials into finished goods, based on the normal production capacity.

Finished goods inventory consists of doré bars containing gold, which are refined off-site to return gold bullion. Doré inventory is valued at the lower of weighted average cost and net realizable value.

Mineral property, plant and equipment

Cost

Mineral property, plant and equipment is stated at historical cost less accumulated depreciation and any identified impairment loss. The cost comprises the purchase price, together with any incidental expense of acquisition.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All repairs and maintenance expenses are charged to the statement of earnings or loss during the financial period in which they are incurred. Mine development costs include expenditure in respect of exploration and evaluation, previously accumulated and carried forward in relation to areas of interest in which development or construction is underway.

| 14

Mining interests are recorded when acquired as part of a business combination or when reclassified from exploration and evaluation assets. They are measured on initial recognition at cost or at fair value when acquired as part of a business combination. Following initial recognition, they are carried at cost less accumulated amortization and accumulated impairment losses.

Under the standards, the concept of fair value, in the context of a business combination, considers assumptions as to how market participants would benefit from use of the acquired assets. Market participants would include all potential buyers whether or not the potential buyer is engaged in discussions with the seller of the business.

Depreciation and Amortization

Depreciation begins when an asset is available for its intended use and is spread over its useful lives so as to expense the cost of property, plant and equipment (other than properties under construction) using the straight-line method or unit of production (“UoP”) based on ounces produced, as appropriate, not exceeding the life of the mine, as follows:

Asset	Useful life
Mineral properties and stripping costs	UoP
Processing plant, buildings and site improvements	UoP
Mobile equipment, office equipment and vehicles	1-8 years

Each item’s economic life has due regard to both its physical life limitations and to present assessments of economically recoverable reserves of the mine property at which it is located.

When parts of an item of mineral property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of mineral property, plant and equipment.

The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

Mining interests are amortized over their useful lives. The useful life is assessed on the basis of terms set up by the mineral license (contract) and estimated mineral reserves and resources subject to such license (contract). The remaining useful life of each mining interest is reassessed annually on the basis of the latest life-of-mine models. The mining interests are amortized on a units of production basis. Amortization of mining interests is charged to cost of sales for the period.

The gain or loss arising on the disposal or retirement of an item of mineral property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the statement of earnings or loss.

Major maintenance and repairs

Expenditures on major maintenance refits or repairs comprise the cost of replacement assets or parts of assets and overhaul costs. Where an asset or part of an asset that was fully depreciated or written off is replaced, and it is probable that future economic benefits associated with the item will flow to the Company through an extended life, the expenditure is capitalized.

Exploration and evaluation

Exploration and evaluation expenditures comprise expenditures incurred in respect of resource projects that are in the exploration and evaluation stage. Exploration and evaluation expenditures include costs which are directly attributable to acquisition and evaluation activities, assessing technical feasibility and commercial viability. These expenditures are capitalized until the technical feasibility and commercial viability of extracting the mineral resource of a project are demonstrable. During the exploration period, exploration and evaluation assets are not amortized.

Drilling and related costs incurred to define and delineate a mineral deposit that has not been classified as proven and probable reserves at a development stage or production stage mine are classified as brownfield activities and are capitalized as part of the carrying amount of the related property in the period incurred, when management determines that there is sufficient evidence that the expenditure will result in a future economic benefit to the Company.

| 15

At the end of each reporting period, exploration assets are reviewed for impairment indicators in accordance with IFRS 6.20, such as:

i)	The period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed.
ii)	Exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area.
iii)	Sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full of successful development or by sale.

If such indicators exist, the asset is tested for impairment and the recoverable amount of the asset is estimated. If the recoverable amount of the asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in consolidated statements of earnings and loss.

The costs of exploration assets are not subject to amortization until they are included in the life-of-the-mine plan and production has commenced.

Once the technical feasibility and commercial viability of extracting a mineral resource of a project are demonstrable, typically at the point at which a National Instrument (“NI”) 43-101 compliant resource is determined, the exploration assets are deemed to move into the development phase. The relevant asset is assessed for impairment, and any impairment loss recognized, prior to the balance being reclassified either as a development asset in property, plant and equipment if the Company is deemed to have control over the business, or as a joint venture should the Company have joint control.

The determination of the demonstration of technical feasibility and commercial viability is subject to a significant degree of judgment and assessment of all relevant factors. In general, technical feasibility may be demonstrable once a positive feasibility study is completed. When determining the commercial viability of a project, in addition to the receipt of a feasibility study, the Company also considers factors such as the availability of project financing, the existence of markets and/or long-term contracts for the product, and the ability of obtaining the relevant operating permits.

All subsequent expenditures to ready the property for production are capitalized within development assets, other than those costs related to the construction of property, plant and equipment.

Once production has commenced, all costs included in development assets are reclassified to mine development costs and are subject to impairment under IAS 36, which requires assets to be assessed for indicators of impairment at least annually.

Drilling and related costs for general exploration incurred on sites without an existing mine, incurred before the Company has obtained legal rights to mine a specific area of interest, or on areas outside the boundary of a known mineral deposit which contains mineral reserves or mineral resources, and for which there is not sufficient geologic certainty for conversion into mineral reserves, are classified as exploration expenditures.

Capitalized stripping costs

Stripping (waste removal) costs are incurred during both the development phase and the production phase of mining. Capitalization of waste stripping requires the Company to make judgements and estimates in determining the amounts to be capitalized. In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials in order to access the ore body (“stripping costs”). During the development of a mine, stripping costs are capitalized and included in the carrying amount of the related mining property.

During the production phase of a mine, stripping costs will be recognized as an asset only to the extent that the following conditions are met:

•	It is probable that the future economic benefit (improved access to the ore body) associated with the stripping activity will flow to the entity;
•	The entity can identify the component of the ore body (mining phases) for which access has been improved; and
•	The costs relating to the stripping activity associated with that component can be measured reliably.

| 16

Where the benefits are realized through inventory produced in the period, the related stripping costs are recorded in the cost of inventory. Otherwise, if any of the criteria are not met, the production stripping costs are charged to earnings or loss as operating costs as they are incurred. If the costs of the inventory produced and the stripping cost asset are not separately identifiable, a relevant production measure is used to allocate the production stripping costs between the inventory produced and the stripping cost asset. This production measure is calculated for the identified component of the ore body and is used as a benchmark to identify the extent to which the additional activity of creating a future benefit has taken place. The Company uses the expected volume of waste extracted compared with the actual volume for a given volume of ore production of each component.

Stripping costs incurred and capitalized during the development and production phase are depleted using the unit-of production method over the reserves of the area that directly benefit from the specific stripping activity.

Costs incurred for regular waste removal that do not give rise to future economic benefits are considered as mine production costs and are costs of sales.

Assets Under Construction

Assets under construction are capitalized as ‘Construction in Progress’ until the asset is capable of operating at levels intended by management. Costs incurred prior to this point, including depreciation of related plant and equipment, are capitalized and proceeds from sales during this period are offset against costs capitalized.

Borrowing costs

Borrowing costs are generally expensed as incurred except where they relate to the financing of qualifying assets that require a substantial period of time to get ready for their intended use. Qualifying assets include the cost of developing mining properties and constructing new facilities. Borrowing costs related to qualifying assets are capitalized up to the date when the asset is ready for its intended use.

Borrowing costs eligible for capitalization are determined by applying a capitalization rate, which is the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, to the expenditures on the asset. Capitalized borrowing costs are amortized on the same basis as the related qualifying asset.

| 17

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

At commencement or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease and non-lease component on the basis of their relative standalone prices.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date less any lease incentives received. The right-of-use asset is subsequently measured at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurement of the lease liability as described below. The right-of use asset is depreciated using the straight-line method or the UOP method, as appropriate to the asset class, over the lesser of the lease term and the useful life of the asset.

The lease liability is initially measured at the present value of future lease payments, discounted using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate as the discount rate. The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of leased asset.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance payments, less any lease incentives receivable;
•	variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
•	amounts expected to be payable under a residual value guarantee; and
•	the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

Impairment of non-financial assets

The Company assesses at each reporting date whether there is any indication that an asset may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset.

If there is any indication that an asset may be impaired, the recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the recoverable amount of the cash-generating unit to which the asset belongs is determined.

The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less costs to sell and its value in use. If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss. An impairment loss of assets carried at cost less any accumulated depreciation or amortization is recognized immediately in profit or loss.

The Company assesses at each reporting date whether there is any indication that an impairment loss recognized in prior periods for assets other than goodwill may no longer exist or may have decreased. If any such indication exists, the recoverable amounts of those assets are estimated. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior periods. A reversal of an impairment loss of assets carried at cost less accumulated depreciation or amortization is recognized immediately in profit or loss.

Provisions

Provisions (other than those relating to employee benefits) are recognized when the company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

| 18

Provision for mine rehabilitation

The Company records the present value of the estimated cost of legal and constructive obligations (such as those under the Company’s Environmental Policy) to rehabilitate locations where activities have occurred which have led to a future obligation. The nature of rehabilitation activities includes dismantling and removing structures, rehabilitating mines, dismantling operating facilities, closure of plant and waste sites and restoration, reclamation and revegetation of affected areas.

Typically, the obligation arises when the asset is installed, or the ground/environment is disturbed at the mining location. When the liability is initially recorded, the present value of the estimated cost is capitalized as part of the carrying amount of the related mining assets. Over time, the discounted liability is increased for the change in the present value. The inflation and discount rate used is determined based on current market assessments, and takes into consideration whether the liability is influenced by costs denominated in US dollars, or incurred locally. Additional disturbances or changes in rehabilitation costs will be recognized as additions or changes to the corresponding asset and rehabilitation liability when incurred. The Company has estimated its costs based on feasibility and engineering studies using restoration standards and techniques.

The unwinding of the effect of discounting the provision is recorded as a finance cost in earnings or loss.

The carrying amount capitalized as a part of mining assets is depreciated/amortized over the life of the related asset.

Revenue recognition

Metal sales includes sales of refined gold and silver which are generally delivered to customers in the period in which they are produced, with their sales price based on prevailing spot market metal prices or, for the offtake agreement the Company has for 47% of Bonikro sales, based on quotational period prices, being the lowest PM fix over a six day period. Revenue is recognized at the point in time where control is transferred to the customer, which generally occurs when the Company has a present right to payment; the customer has legal title to the gold or silver; and the customer has the significant risks and rewards of ownership of the refined metal. Revenue is measured at the transaction price agreed under the contracts, and is due immediately upon transfer of the gold to the customer.

The Company enters into metal streaming arrangements for the purposes of funding its mining operations and intends to settle its obligations by delivering gold produced in its own operations, with no right to substitution or net settlement. The upfront payment is considered to represent variable consideration, on the basis that the portion of the upfront amount to be allocated to each future ounce will depend on the number of ounces estimated to remain in the mine. In addition, the transaction price is considered to contain a significant financing component, given the long term nature of the upfront payment and the period of time between the receipt of the upfront cash, and the satisfaction of the future performance obligations.

The interest component of the long-term arrangement is recognized in financial charges over the duration of the agreement, which relies on management assumptions related to the remaining production and the life of each mine, as well as the expected future prices for gold. Given this, when the underlying production profile of the mine changes and the reserves and resources are updated (typically in the fourth quarter of each year), the variable portion of the transaction price allocated to each ounce will need to be updated in accordance with the requirements in IFRS 15 relating to changes in variable transaction price. The change in transaction price per unit will therefore result in a retrospective adjustment to revenue in the period in which the change occurs, reflecting the updated number of ounces expected to be delivered under the streaming arrangement. There will also be a corresponding adjustment to the interest charge.

Any taxes directly related to revenues or other directly related expenditures such as royalty payments are accrued as expenses when the related revenues are recognized.

Share-based payments

The Company awards stock options (“options”), deferred share units (“DSU”) and restricted share units (“RSU”) to eligible employees, directors and consultants, in accordance with the long-term incentive programs approved by the Board.

Options are measured at fair value at the date on which they were granted and their cost is recognized as an expense over the vesting period, which ends on the date the recipient becomes fully entitled to the award. Fair value is determined by using the Black-Scholes option pricing model.

Fair value of the RSUs issued equals the closing price of the Company’s common shares at the measurement date described in the agreement, and their vesting terms are specific to each individual grant as determined by the Board. Fair value is expensed over the vesting period specific to the grant or at grant date for those that vest immediately, unless capitalized. The RSU Plan provides the Company the option to settle vested RSUs in cash or shares. A liability is recognized for the fair value of the outstanding RSUs at each reporting date, with changes in fair value recognized in general and administrative expenses in the Consolidated statements of loss.

| 19

DSUs are cash-settled and accounted for as a liability at fair value which is based on the market value of the Company’s common shares at the grant date. The fair value of the liability is re-measured each period based on the current market value of the underlying stock at period end and any changes in the liability are recorded as compensation expense each period.

Income Taxes

Income tax expense or recovery comprises of current and deferred tax. Income tax expense or recovery is recognized in the consolidated statements of loss to the extent it relates to items recognized directly in equity or other comprehensive income (“OCI”), in which case the related taxes are recognized in equity or OCI.

Current income tax is measured at the amount expected to be recovered from or paid to the taxation authorities based on the current year’s taxable income, which may differ from earnings reported in the consolidated statements of profit and loss due to items or expenses that are not currently taxable of deductible for income tax purposes. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

Deferred income tax is recognized on the balance sheet method in respect of temporary differences between the carrying amounts of assets and liability for financial reporting purposes and the amounts used the taxation purposes. Deferred tax is not recognized for the following temporary differences:

•	Goodwill or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; and
•	Investments in subsidiaries and jointly controlled entities to the extent that the payments can be controlled and it is probable that they will not reverse in the foreseeable future.

Deferred income tax is recognized on the movement in foreign exchange rates on non-monetary assets denominated in foreign currencies. Foreign exchange gains and losses relating to deferred income taxes are included in the deferred income tax expense or recovery in the consolidated statements of profit or loss.

Deferred tax assets and liabilities are measured based on the expected manner of recovery of the carrying value of an asset or liability. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized, or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same taxation authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable earnings will allow the deferred tax asset to be recovered.

Current and deferred taxes attributable to amounts recognized directly in equity are also recognized directly in equity. Provision for uncertain tax positions is recognized within current tax when management determines that it is probable that a payment will be made to the tax authority. When the uncertain tax position gives rise to a contingent tax liability for which no provision is recognized, the Company discloses tax-related contingent liabilities and contingent assets in accordance with IFRIC 23 and IAS 12.

Financial instruments

The Company classifies its financial instruments into the following categories:

•	Financial assets measured at amortized cost, including cash and cash equivalents and trade receivables.
•	Financial assets measured at fair value through profit or loss, including assets resulting from cash flow hedging positions.
•	Financial liabilities measured at amortized cost, including trade and other payables.

| 20

•	Financial liabilities measured at fair value through profit or loss, including the convertible debentures, changes to deferred and contingent consideration expectations and financial liabilities resulting from cash flow hedging positions.
•	Equity instruments.

Financial assets held at amortized cost

At initial recognition, trade and other receivables that do not have a significant financing component are recognized at their transaction price. Other financial assets are initially recognized at fair value plus related transaction costs. They are subsequently measured at amortized cost using the effective interest method. Any gain or loss on de-recognition or modification of a financial asset held at amortized cost is recognized in the consolidated statement of profit or loss.

Financial liabilities held at amortized cost

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities. Trade and other payables are recognized initially at fair value and subsequently are measured at amortized cost using the effective interest method.

Deferred consideration is treated as a financial instrument to the extent that it constitutes a financial obligation to make fixed cash payments at future dates. The value of deferred consideration payments are contingent only on the passage of time, with an agreed undiscounted value and fixed timing. It is initially recognized at fair value and subsequently measured at amortized cost. The increase in the deferred consideration due to the passage of time is recognized as a finance cost in the statement of earnings or loss.

Financial liabilities at fair value through profit or loss

The Company has elected to account for the convertible debentures contract including the identified embedded derivatives as a single financial liability, measured at fair value through profit or loss (“FVTPL”). The change in fair value of the convertible debentures is recognized in profit or loss. The change in the fair value related to the Company’s own credit risk is recorded through other comprehensive income (loss). The financial liability is remeasured at each reporting date using quoted prices in active markets for identical liabilities.

Derivative Instruments and Hedge Accounting

The Company uses derivative financial instruments to hedge its exposure to gold price fluctuations, particularly during times of elevated capital expenditures. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivative hedging instruments to forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying transaction being hedged.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in fair value is recognized in other comprehensive income, net of tax. For hedged items other than the purchase of non-financial assets, the amounts accumulated in other comprehensive income are reclassified to the consolidated statements of operations when the underlying hedged transaction, identified at contract inception, affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial carrying amount of the asset or liability.

Any ineffective portion of a hedge relationship is recognized immediately in the consolidated statements of operations. The Company has elected to exclude the time value component of options and the forward element of forward contracts from the hedging relationships, with changes in these amounts recorded in other comprehensive income and treated as a cost of hedging. For hedged items other than the purchase of non-financial assets, the cost of hedging amounts is reclassified to the consolidated statements of operations when the underlying hedged transaction affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset, the cost of hedging is added to the carrying amount of the non-financial asset. When derivative contracts designated as cash flow hedges are terminated, expired, sold or no longer qualify for hedge accounting, hedge accounting is discontinued prospectively. Any amounts recorded in other comprehensive income up until the time the contracts do not qualify for hedge accounting remain in other comprehensive income. Amounts recognized in other comprehensive income are recognized in the consolidated statements of operations in the period in which the underlying hedged transaction is completed. Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the period incurred in the consolidated statements of operations.

| 21

If the forecasted transaction is no longer expected to occur, then the amounts accumulated in other comprehensive income are reclassified to the consolidated statement of profit or loss immediately.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in earnings or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

Derecognition

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. When an existing financial liability is replaced by another, from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss. If the modification is not substantial, the difference between: (1) the carrying amount of the liability before the modification; and (2) the present value of the cash flows after modification is recognized in earnings or loss as the modification gain or loss within other gains and losses.

Business combinations

A business combination is defined as an acquisition of a business and is accounted for using the acquisition method. A business is an integrated set of activities and net assets that is capable of being conducted and managed for the purpose of providing goods or services to customers, generating investment income (such as dividends or interest) or generating other income from ordinary activities. A business consists of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs, have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs but can be integrated with the inputs and processes of the Company to create outputs. When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, the Company considers other factors to determine whether the set of activities or assets is a business.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interest issued by the Company in exchange for control of the acquiree. Acquisition-related costs are recognized in earnings or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date, except for:

•	deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 and IAS 19 respectively;
•	liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Company entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 at the acquisition date (see below); and
•	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 are measured in accordance with that Standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. Goodwill is not amortized but reviewed for impairment at least annually. If the difference above is negative, the resulting gain is recognized as a bargain purchase in earnings or loss.

| 22

When the consideration transferred by the Company in a business combination includes a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the “measurement period” (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Other contingent consideration is remeasured to fair value at subsequent reporting dates with changes in fair value recognized in earnings or loss.

When a business combination is achieved in stages, the Company’s previously held interests (including joint operations) in the acquired entity are remeasured to their acquisition-date fair values and the resulting gain or loss, if any, are recognized in earnings or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to earnings or loss, where such treatment would be appropriate if that interest were disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

Acquisition-related costs of a business combination, other than costs to issue equity securities, are expensed as incurred.

When the Company acquires a controlling, but less than 100% interest in an entity that does not constitute a business, and the transaction is therefore, accounted for as the acquisition of an asset or group of assets and liabilities, the Company consolidates the entity and recognizes a non-controlling interest for the portion of the entity it did not acquire. The Company recognizes non-controlling interests that arise in an asset acquisition either at fair value or at the non-controlling interests’ proportionate share of the acquired entity’s net identifiable assets. This decision is made on an acquisition-by-acquisition basis.

Asset acquisitions

Upon the acquisition of an asset or a group of assets and liabilities that does not constitute a business, the Company identifies and recognizes the individual identifiable assets acquired and liabilities assumed. The cost of the group is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event does not give rise to goodwill.

When the acquisition of an asset or a group of assets and liabilities is achieved in stages, the Company’s previously held interests in the acquired assets and liabilities are not remeasured to their acquisition-date fair values and instead, continue to be measured at their carrying values.

| 23

4.	NEW STANDARDS INTERPRETATIONS AND AMENDMENTS

Adoption of new accounting standards

On January 1, 2024 the Company adopted the Amendment to IAS 1 – IAS 1 Presentation of Financial Statements: Classification of liabilities as current or non-current and non-current liabilities with covenants for the first time, impacting the classification of the host liability and embedded derivative liability associated with the convertible debentures. The amendments clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendments also aim to improve information an entity provides related to liabilities subject to these conditions. Furthermore, this also resulted in a change in the accounting policy for classification of liabilities that can be settled in the Company’s own shares, such as the convertible debentures. Previously, counterparty conversion options were not considered when classifying the related liabilities as current or non-current. Under the revised policy, when a liability includes a counterparty conversion option that may be settled by a transfer of the Company’s own shares, the Company takes into account the conversion option in classifying the host liability as current or non-current.

The Amendments to IAS 1 had a retrospective impact on the comparative consolidated statement of financial position as the Company’s convertible debentures were issued on August 30, 2023 and were presented as a non-current liability as at December 31, 2023. The convertible debentures liability as at December 31, 2023 was entirely reclassified from non-current to current liabilities. The Company’s other liabilities were not impacted by the Amendments to IAS 1.

On September 22, 2022, the IASB issued amendments to IFRS 16 Leases, to add subsequent measurement requirements for sale and leaseback transactions, particularly those with variable lease payments. The amendments require the seller-lessee to subsequently measure lease liabilities in a way such that it does not recognize any gain or loss relating to the right of use it retains. The amendments were effective on January 1, 2024 and did not have an impact on the Company’s consolidated financial statements.

On May 25, 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows, requiring entities to provide qualitative and quantitative information about their supplier finance arrangements. In connection with the amendments to IAS 7, the IASB also issued amendments to IFRS 7 requiring entities to disclose whether they have accessed, or have access to, supplier finance arrangements that would provide the entity with extended payment terms or the suppliers with early payment terms. These amendments are effective on January 1, 2024, and did not have a significant impact on the Company’s consolidated financial statements.

New accounting standards issued but not yet effective

On August 15, 2023, the IASB issued amendments to IAS 21 “The Effects of Changes in Foreign Exchange” (“IAS 21”) to specify how to assess whether a currency is exchangeable and how to determine the exchange rate when it is not exchangeable. The amendments specify that a currency is exchangeable when it can be exchanged through market or exchange mechanisms that create enforceable rights and obligations without undue delay at the measurement date and the specified purpose. For non-exchangeable currencies, an entity is required to estimate the spot exchange rate as the rate that would have applied to an orderly exchange transaction between market participants at the measurement date under prevailing economic conditions. The amendments are effective on January 1, 2025 and are not expected to have an impact on the Company’s financial statements.

On April 9, 2024, the IASB issued IFRS 18 “Presentation and Disclosure in the Financial Statements” (“IFRS 18”) replacing IAS 1. IFRS 18 introduces categories and defined subtotals in the statement of profit or loss, disclosures on management-defined performance measures, and requirements to improve the aggregation and disaggregation of information in the financial statements. As a result of IFRS 18, amendments to IAS 7 were also issued to require that entities use the operating profit subtotal as the starting point for the indirect method of reporting cash flows from operating activities and also to remove presentation alternatives for interest and dividends paid and received. Similarly, amendments to IAS 33 “Earnings per Share” were issued to permit disclosure of additional earnings per share figures using any other component of the statement of profit or loss, provided the numerator is a total or subtotal defined under IFRS 18. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively, with early adoption permitted. The Company is currently assessing the impact of the standard on the consolidated financial statements.

On May 30, 2024, the IASB issued narrow scope amendments to IFRS 9 “Financial Instruments” (“IFRS 9”) and IFRS 7. The amendments include the clarification of the date of initial recognition or derecognition of financial liabilities, including financial liabilities that are settled in cash using an electronic payment system. The amendments also introduce additional disclosure requirements to enhance transparency regarding investments in equity instruments designated at FVOCI and financial instruments with contingent features. The amendments are effective for annual periods beginning on or after January 1, 2026, with early adoption permitted and are not expected to have an impact on the Company’s financial statements.

| 24

On December 18, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to help companies better report the financial effects of nature-dependent electricity contracts. The amendments clarify the factors an entity would consider when assessing whether a renewable electricity contract qualifies for the own-use exemption under IFRS 9, as well as hedge accounting requirements for when a renewable electricity contract is designated as the hedging instrument in a cash flow hedge of forecasted sales or purchases of electricity. The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with early adoption permitted. The amendments shall be applied retrospectively, however prior periods need not be restated to reflect the application of the amendments. The Company is currently assessing the impact of the standard on the consolidated financial statements.

5.	CRITICAL JUDGEMENTS AND ESTIMATION UNCERTAINTIES

The preparation of the Company’s consolidated financial statements in accordance with IFRS Accounting Standards requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

The most significant judgements and key sources of estimation uncertainty that management believes could have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are:

Mineral Reserve and Mineral Resource Estimates

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. Lower market prices, increased production costs, reduced recovery rates and other factors may result in a revision of its mineral reserve estimates from time to time or may render the Company’s mineral reserves uneconomic to exploit, which may materially and adversely affect the results of operations or financial condition. Mineral reserve data are not indicative of future results of operations. Evaluation of mineral resources is conducted from time to time and mineral resources may change depending on further geological interpretation, drilling results and metal prices. The Company regularly evaluates its mineral resources and it often determines the merits of increasing the reliability of its overall mineral resources.

Differences between management’s assumptions, and actual events including economic assumptions such as metal prices and market conditions, could have a material effect in the future on the Company’s financial position and results of operations.

Estimates of the quantities of proven and probable mineral reserves and mineral resources form the basis for the Company’s LOM (“LOM”) plans, which are used for a number of important business and accounting purposes, including:

•	Determination of the useful life of property, plant and equipment and measurement of the depreciation expense;
•	Capitalization and amortization of stripping costs;
•	Exploration and evaluation of mineral resources and determination of technical feasibility and commercial viability;
•	Impairment and reversal of impairment analysis of non-financial assets including evaluation of estimated future cash flows of cash-generating units (“CGU”);
•	Forecasting the timing of royalty payments stemming from business combination agreements;
•	Estimates of the outlays and their timing for asset retirement obligations; and
•	Variable revenue and recognition of deferred revenues related to streaming arrangements.

Estimated Recoverable Ounces

The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces contained in proven and probable mineral reserves. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

| 25

Economic Recoverability and Probability of Future Economic Benefits of Exploration, Evaluation and Development Costs

Management has determined that exploration and evaluation costs incurred during the year and costs associated with projects under construction have future economic benefits and are economically recoverable. In making this judgement, management has assessed various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity of operating facilities, operating management expertise, existing permits and life of mine plans.

Streaming arrangements

The Company enters into streaming contracts with investors whereby the investor provides upfront funding for the mining operations in exchange for the right to purchase a portion of future metal production. The classification of such contracts as either financial instruments or revenue contracts is determined based on whether the entity expects to deliver non-financial assets held for its own-usage requirements, or through cash or other financial assets. This assessment is based on Management’s judgement, considering both its reason for holding the contract and its established practices.

The Company enters into metal streaming arrangements for the purposes of funding its mining operations and intends to settle its obligations by delivering gold produced in its own operations, with no right to substitution or net settlement. Accordingly, these contracts meet the requirements to be recorded as revenue contracts in accordance with IFRS 15.

Recoverability of other receivables

Other receivables include amounts owed from the governments of countries in which the Company operates in relation to recoverable value added taxes (“VAT”). Management applies judgement in determining the timing and recoverability of these balances, taking into consideration its efforts with the relevant governments under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes, which are subject to change.

Capitalization of exploration costs

Management uses judgement in assessing the future economic benefits for the capitalization of exploration and evaluation costs under IFRS 6. The economic viability of each project is assessed using geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and the Company’s ability to renew these permits as well as the life of mine plans.

Embedded leases – contractor mining

In applying the accounting policy for leases described in note 3 to its mining contracts, management have assessed whether the contracts for contractor mining services contain a lease for the equipment the contractors use to provide the mining services. Certain contractual agreements require management to apply significant judgement in evaluating whether the Company controls the right to direct the use of assets and therefore whether the contract contains a lease. Management considers all facts and circumstances in determining whether the Company or the supplier has the rights to direct how, and for what purpose, the underlying assets are used in certain mining contracts and other arrangements. Judgement is used to assess which decision-making rights mostly affect the benefits of use of the assets for each arrangement. In making their assessment, management have concluded that while the arrangements contain a lease, due to the variable nature of the payments, there was no lease amount to measure for the lease liability.

Impairment and reversal of impairment assessment of non-financial assets

Management’s assumptions and estimates of future cash flows used in the Company’s impairment assessment of non-financial assets are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company’s control.

If an indication of impairment or reversal of a previous impairment charge exists, or if an exploration and evaluation asset is determined to be technically feasible and commercially viable, an estimate of a CGU’s recoverable amount is calculated. The recoverable amount is based on the higher of FVLCD and VIU using a discounted cash flow methodology taking into account assumptions that would be made by market participants, unless there is a market price available based on a recent purchase or sale of a mine. Cash flows are for periods up to the date that mining is expected to cease which depends on a number of variables including recoverable mineral reserves and resources, expansion plans and the forecasted selling prices for such production.

| 26

In estimating the net realizable value of inventories, a significant estimate is made regarding the quantities of saleable metals included in stockpiles based on the quantities of ore, the grade of ore, the estimated recovery percentage, cost to complete and long-term commodity prices. There can be no assurance that actual quantities will not differ significantly from estimates used.

Judgement is required in determining whether an indicator of impairment or impairment reversal exists at period end. Both internal and external sources of information are required to be considered when determining the presence of an impairment indicator or an indicator of reversal of a previous impairment. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and are expected to affect the recoverable amount of CGUs. Internal sources of information the Company considers include the manner in which mineral properties, plant and equipment are being used or are expected to be used and measures of economic performance of the assets.

Mine Rehabilitation Provision

The Company’s mining operations are subject to various environmental protection laws and regulations. The Company has recorded the asset retirement obligations of its mining sites on the basis of management’s best estimates of future costs, based on information available on the reporting date. Best estimates of future costs are the amount the Company would reasonably pay to settle its obligation on the site closing date.

Future costs are discounted using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the liability. Such estimates are subject to change based on amendments to laws and regulations, or as new events occur, in accordance with industry practice.

The key judgements and estimates when determining the provision are the timing in terms of when the rehabilitation will take place; the method and cost of the rehabilitation upon the end of the life of the mine; the inflation rate, and the discount rate used.

The Company’s environmental liabilities relate to the restoration of soil and other related mining works cash outflows, which are due upon the closures of mines and production facilities. The full provision is classified as a non-current liability as the provision is expected to be utilized at the end of the life of the mine. The present value of expected cash outflows were estimated using existing technology and discounted using real risk-free rates:

	2024	2023
Discount rate used – Bonikro	2.16%	2.50%
Discount rate used – Agbaou	1.77%	2.63%
Discount rate used – Sadiola	2.54%	3.84%

Income Taxes and Recoverability of Deferred Tax Assets

In assessing the probability of deferred tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction.

The Company considers whether relevant tax planning opportunities are within the Company’s control, are feasible, and are within management’s ability to implement. Examination by applicable tax authorities is based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.

| 27

Income, Withholding and Other Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations. The operations of mines within West Africa result in: complex relationships with government tax authorities, the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions and therefore could necessitate future adjustments to tax income and expense already recorded or not yet recorded.

The Company’s current tax provision includes a $1.1 million recovery (December 31, 2023 - $1.7 million expense) relating to Management’s assessment of the amount of tax payable on uncertain tax items. Due to the uncertainty associated with such tax items, there is a possibility that, on conclusion of open tax matters at a future date, the final outcome may differ significantly.

Protocol agreement with the Government of Mali

Significant judgment was required to determine the accounting impact upon the signing of the Protocol agreement with the Government of Mali, presented in note 10 and 12, and the evaluation of uncertain tax positions.

Deferred and contingent consideration

The Company has recognized the present value of deferred and contingent consideration in respect of a number of its assets. The value of contingent consideration payments can depend on a number of factors, including the performance of the underlying asset, the timing of milestones being reached, and the discounting factors, which are based on the estimated cost of similar borrowing. These represent estimates and uncertainties which may prove to be materially different in future periods. The value of deferred consideration payments are contingent only on the passage of time, with an agreed undiscounted value.

6.	OPERATING SEGMENTS

The Company operates in Côte d’Ivoire (Bonikro mine and Agbaou mine), Mali (Sadiola and Korali-Sud mines), Ethiopia (Kurmuk project) and has its Corporate office in Canada.

The following table provides the Company’s results by operating segment in the way information is provided to and used by the Company’s chief operating decision maker, being the Company’s senior executive group, to make decisions about the allocation of resources to the segments and assess their performance. The Company considers each of its operational mines to be a separate segment, with the exception of the Bonikro and Hiré mining licenses and the Sadiola and Korali-Sud mining licenses, which each form a single segment due to the interrelationships in the operations of the mines and operate as the Bonikro and Sadiola mines, respectively. Corporate legal entities are aggregated and presented together as part of the “other” segment on the basis of them sharing similar economic characteristics at December 31, 2024.

Year ended December 31, 2024	Sadiola mine	Bonikro mine	Agbaou mine	Total
Revenue	$334,584	$206,908	$188,890	$730,382
Cost of sales, excluding DDA	(193,176)	(113,356)	(155,995)	(462,527)
DDA	(6,183)	(33,464)	(7,974)	(47,621)
Gross profit	$135,225	$60,088	$24,921	$220,234

Year ended December 31, 2023	Sadiola mine	Bonikro mine	Agbaou mine	Total
Revenue	$327,612	$191,777	$136,301	$655,690
Cost of sales, excluding DDA	(248,413)	(112,884)	(142,080)	(503,377)
DDA	(7,556)	(34,215)	(3,753)	(45,524)
Gross profit (loss)	$71,643	$44,678	$(9,532)	$106,789

During the year ended December 31, 2024, the Sadiola segment recognized $27.2 million and $75.8 million to other losses, for the impairment of VAT receivable and other matters related to the protocol agreement signed with the Government of Mali (note 10), respectively. A further $37.3 million was recorded as a current income tax expense.

| 28

Balances at December 31, 2024	Sadiola mine	Bonikro mine	Agbaou mine	Kurmuk project	Corporate and other	Total
Current assets	$182,712	$33,599	$31,352	$3,269	$198,354	$449,286
Non-current assets(1)	241,046	167,271	55,961	373,605	32,685	870,568
Total assets	$423,758	$200,870	$87,313	$376,874	$231,039	$1,319,854

Current liabilities	$180,867	$60,534	$55,602	$26,469	$161,531	$485,003
Non-current liabilities	97,606	42,912	52,474	43,488	182,074	418,554
Total liabilities	$278,473	$103,446	$108,076	$69,957	$343,605	$903,557

(1) Non-current assets are predominantly comprised of PP&E

Balances at December 31, 2023	Sadiola mine	Bonikro mine	Agbaou mine	Kurmuk project	Corporate and other	Total
Current assets	$102,995	$53,082	$27,767	$2,960	$105,481	$292,285
Non-current assets(1)	220,573	189,415	42,813	206,840	4,360	664,001
Total assets	$323,568	$242,497	$70,580	$209,800	$109,841	$956,286

Current liabilities	$77,270	$59,274	$52,317	$24,424	$141,930	$355,215
Non-current liabilities	94,491	22,228	40,159	35,257	27,902	220,037
Total liabilities	$171,761	$81,502	$92,476	$59,681	$169,832	$575,252

(1) Non-current assets are predominantly comprised of PP&E

7.	REVENUE

	For years ended December 31,
	2024	2023
Gold	$729,370	$654,732
Silver	1,012	959
Total sales revenue	$730,382	$655,691

8.	COST OF SALES

	For years ended December 31,
	2024	2023
Mine production costs	$404,291	$437,025
Royalties	55,412	45,008
Refining	2,824	2,580
Exploration expenses	—	18,764
Cost of sales, excluding DDA	$462,527	$503,377
Depreciation	$12,423	$31,031
Amortization of mining interests	35,198	14,493
DDA	$47,621	$45,524
Cost of sales	$510,148	$548,901

The amount of write-downs of inventories recognized as an expense in the period was $2.4 million ($20.2 million for the year ended December 31, 2023)

| 29

9.	GENERAL AND ADMINISTRATIVE

	For years ended December 31,
	2024	2023
Salaries and related benefits(1)	$27,794	$23,475
Professional and consulting fees	19,288	26,614
Other G&A(2)	16,067	14,030
Total general and administrative	$63,149	$64,119

(1)	Includes share-based compensation expense in the amount of $6.6 million for the year ended December 31, 2024 ($7.3 million for the year ended December 31, 2023).

(2)	Includes depreciation in the amount of $1.4 million for the year ended December 31, 2024 ($0.1 million for the year ended December 31, 2023) for Corporate and other assets.

10.	OTHER LOSSES

	For years ended December 31,
	2024	2023
Settlement of Mali matters	$75,813	$—
VAT receivable impairment	27,235	—
Transaction related costs	—	17,646
Share-based listing costs(1)	—	80,325
Compensation and change of control fees(1)	—	49,077
Other losses(2)	22,145	5,810
Total other losses	$125,193	$152,858

(1)	Substantially all of this value was issued to related parties.

(2)	Comprises a variety of items that are individually insignificant.

Protocol agreement with the Government of Mali

During the third quarter of 2024, the Company signed a definitive protocol agreement with the Government of Mali, providing for renewal of the exploitation permit for the Sadiola mine, advancement of the nearby Korali-Sud property including the issuance of a definitive exploitation permit for large-scale mining and processing of mined ore at the Sadiola plan, and the fiscal and regulatory framework for the phased expansion of the operations.

On October 12, 2024 the Company made a payment in the amount of 40 billion CFA francs ($68.1 million). In addition, the Company also settled certain tax and other obligations of $4.9 million. Under the terms of the agreement, the Company intends to make an additional and final payment from cash flows, presently estimated at 25 billion CFA francs ($40.3 million). This resulted in an aggregate impact of $113.3 million, with $37.3 million recorded in current income tax expense and the remaining balance of $75.8 million in other losses, as well as the Company being subject to the 2023 mining code. Further, the Company impaired 16 billion CFA francs ($27.2 million) of VAT in the year, in relation to the Mali Settlement.

Reflected in the agreement is the Company undertaking to proceed with the phased expansion at Sadiola. The Company’s ownership of Sadiola remains at 80%, with the Government of Mali owning a carried interest of 20%. The Government’s ownership of Korali-Sud was increased to 35% on January 8, 2025, whereas the Company retained 65%, in association with the 2023 Mining Code.

| 30

11.	FINANCE COSTS

	For years ended December 31,
	2024	2023
Interest expenses from financial liabilities
Borrowings (note 25)	$9,387	$7,853
Accretion on deferred and contingent consideration (note 31)	9,182	6,850
Other finance costs
Accretion of environmental obligations (note 26)	4,387	7,011
Financing component of streaming arrangements (note 24)	6,641	4,290
Other interest expense	1,826	580
Foreign exchange	2,670	4,223
Borrowing costs capitalized(1)	(14,817)	—
Total finance costs	$19,276	$30,807

(1)	Borrowing costs in the amount of $14.8 million for the year ended December 31, 2024 have been capitalized and allocated mostly to the development of Kurmuk, with an immaterial amount allocated to Sadiola Phase 1 Expansion. The weighted average borrowing rate used for the capitalization was 7%.

12.	INCOME TAX EXPENSE

Tax expense for the year ended December 31, 2024, was $114.2 million (year ended December 31, 2023: $6.0 million). The main movements for the period are as follows:

	For years ended December 31,
	2024	2023
Current tax:
Current tax expense in respect of the current year	$55,107	$37,590
Adjustment in respect of prior years (i)	32,410	5,352
Current income tax expense	$87,517	$42,942

Deferred tax:
Deferred income tax expense (recovery) recognized in the current year	$6,501	$(28,577)
Adjustments in respect of prior years	2,965	(1,801)
Foreign exchange	17,202	(6,609)
Deferred income tax expense (recovery)	$26,668	$(36,987)

Income tax expense	$114,185	$5,955

(i) The majority of the value for the current year relates to the Mali settlement, which closed all open tax assessments related to prior years. The Mali settlement is further described in note 10.

| 31

	For years ended December 31,
Description	2024	2023
Loss before income taxes	$(5,366)	$(185,585)
Canadian statutory tax rate (%)	26.5%	26.5%

Expected income tax recovery	(1,422)	(49,180)
Impact of (lower) higher foreign tax rates (i)	11,798	30,826
Permanent differences (ii)	34,358	34,740
Unused tax losses and tax offsets (recognized) not recognized in deferred tax assets	6,596	(11,844)
Unrealized foreign exchange losses (gains) in tax expense	16,795	(9,994)
True-up of tax provisions in respect of prior years	(1,955)	3,552
Withholding taxes	3,709	2,264
Mali tax settlement	37,331	—
Tax on Extinguishment of Exchangeable Share Structure	—	5,950
Planned distribution of foreign earnings	7,049	—
Other	(74)	(359)
Income tax expense	$114,185	$5,955

Income tax expense is represented by:
Current income tax expense	$87,517	$42,942
Deferred income tax (recovery)/expense	26,668	(36,987)
Net income tax expense (recovery)	$114,185	$5,955

(i)    The Company operates in foreign tax jurisdictions that have tax rates that differ from the Canadian statutory rate. Côte d’Ivoire is taxable at a rate of 25%, Mali is taxable at a rate of 30% and Ethiopia is taxable at a rate of 25%. In addition, the Company has expenses in jurisdictions that are not taxable.

(ii)   Permanent differences include $40.1 million of non-deductible costs relating to the Mali settlement in 2024 and $33.4 million of non-deductible transaction costs in 2023.

Income tax expense

No amounts relating to taxes have been recognized in other comprehensive income or directly in equity.

Deferred tax

The following is an analysis of the deferred income tax assets (liabilities) presented in the consolidated balance sheets:

	As at December 31,	As at December 31,
	2024	2023
The net deferred income tax assets (liabilities) are classified as follows:
Deferred tax assets	$21,656	$36,146
Deferred tax liabilities	(15,305)	(3,128)
	$6,351	$33,018

| 32

December 31, 2024	Opening Asset	(Charge) credit to profit and loss	Closing Asset
ARO	$6,009	$9,230	$15,239
Deferred stripping	25,921	(14,974)	10,947
PP&E	22,263	(9,906)	12,357
Mining interests	(34,110)	(6,418)	(40,528)
Inventory	7,099	(4,400)	2,699
Investment in subsidiaries	—	(7,049)	(7,049)
Provisions	1,105	2,659	3,764
Leases	—	3,331	3,331
Losses	4,731	860	5,591
	$33,018	$(26,667)	$6,351

December 31, 2023	Opening Liability	(Charge) credit to profit and loss	Closing Asset
ARO	$(937)	$6,946	$6,009
Deferred stripping	9,759	16,162	25,921
PP&E	2,059	20,204	22,263
Mining interests	(16,999)	(17,111)	(34,110)
Inventory	4,125	2,974	7,099
Financial liabilities	(1,976)	1,976	—
Provisions	—	4,731	4,731
Losses	—	1,105	1,105
	$(3,969)	$36,987	$33,018

A deferred income tax asset in the amount of $11.6 million has been recognized in relation to Mali and $10.1 million in relation to Côte d’Ivoire (2023: $22.5 million in Mali; $13.6 million in Côte d’Ivoire). The deferred income tax asset consists mainly of deductible temporary differences and tax losses. Projection of taxable profits from various sources were used to support the recognition of the assets. The future projected income could be affected by metal prices and quantities of proven and probable reserves. If these factor or other circumstances change, we would reassess our ability to record the deferred income tax asset relating to the temporary differences.

New taxation developments - OECD Pillar Two Model Rules

In June 2024, the Government of Canada enacted the Global Minimum Tax Act (“GMTA”) that was developed within the framework of the Organization for Economic Co-operation and Development (OECD)’s Pillar Two Model rules. The GMTA includes the introduction of a 15% global minimum tax that applies to large multinational enterprise groups with global consolidated revenues over €750 million. However, this legislation does not currently apply to the Company as its consolidated revenue is lower than €750 million.

| 33

Unrecognized Deductible Temporary Differences and Unused Tax Losses

The deferred tax assets have not been recognized as it is not considered probable that there will be future taxable earnings available to offset them against. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it is probable that future taxable earnings will allow the deferred tax asset to be recovered. At the reporting date, the Company has unrecognized deferred tax assets as follows:

	For the years ended December 31
	2024	2023
Deductible temporary differences (no expiry)	$22,479	$33,603
Operating losses	18,038	8,253
Unrecognized deferred tax assets	$40,517	$41,856

Operating losses at December 31, 2024 will expire as follows:

	Mali	Cote d’Ivoire	Canada	Total
2027	$5,051	$—	$—	$5,051
2028	$—	$17,311	$—	$17,311
2029 and onwards	$—	$—	$68,066	$68,066
Total	$5,051	$17,311	$68,066	$90,428

The operating losses include $68.1 million of losses which are not recognized as deferred income tax assets.

Unrecognized Taxable Temporary Differences Associated with Investment and Interest in Subsidiaries

As at December 31, 2024, an aggregate temporary difference of $327.0 million (2023: $400.9 million) related to investments in subsidiaries was not recognized because the Company is able to control the timing of the reversal of the temporary difference and it is possible that the temporary difference will not reverse in the foreseeable future.

| 34

13.	LOSS PER SHARE

Basic loss per share and the reconciliation of the number of shares used to calculate basic and diluted loss per share are as follows:

	For years ended December 31,
	2024	2023
Net loss attributable to shareholders of the Company	$(115,632)	$(208,482)

Weighted average shares issued and outstanding post-consolidation(1)	269,032,944	203,054,071
Weighted-average shares outstanding – basic	269,032,944	203,054,071

Basic and diluted loss per share	$(0.43)	$(1.03)

(1) Shares issued prior to September 7, 2023, have been retrospectively adjusted for the impact of the 2.2585 to 1 share consolidation ratio.

As described in note 31, the Company can settle the obligation from the deferred consideration arrangement with APM Ethiopia in shares, however those shares have not been included in the calculation of diluted loss per share as their effect would be antidilutive. Furthermore, for the year ended December 31, 2024 the Company had 3,801,653 units related to share-based payment arrangements and 18,528,156 units related to the convertible debenture which have not been included in the calculation, as their effect would be anti-dilutive (1,154,501 units related to share-based payment arrangements and 18,528,156 units related to the convertible debenture, for the year ended December 31, 2023).

| 35

14.	NON-CONTROLLING INTERESTS

Summarized financial information in respect of each of the Company’s subsidiaries that has material non-controlling interests is set out below. The summarized financial information below represents amounts before intercompany eliminations.

Year ended December 31, 2024	Sadiola mine	Bonikro mine	Agbaou mine	Total
Current assets	$197,959	$69,532	$97,628	$365,119
Non-current assets	226,391	141,190	39,434	407,015
Current liabilities	(252,942)	(51,094)	(79,561)	(383,597)
Non-current liabilities	(65,910)	(42,912)	(37,728)	(146,550)

Equity attributable to owners of the Company	(49,680)	(105,505)	(9,594)	(164,779)
Non-controlling interests	(49,142)	(11,211)	(10,179)	(70,532)

Profit attributable to non-controlling interests	(8,207)	2,704	1,584	(3,919)
Dividends paid to non-controlling interests.	—	—	—	—

Year ended December 31, 2023	Sadiola mine	Bonikro mine	Agbaou mine	Total
Current assets	$147,903	$67,454	$91,586	$306,943
Non-current assets	218,623	115,411	26,286	360,320
Current liabilities	(127,421)	(66,655)	(76,924)	(271,000)
Non-current liabilities	(55,482)	(24,360)	(31,738)	(111,580)

Equity attributable to owners of the Company	(119,597)	(83,343)	(616)	(203,556)
Non-controlling interests	(64,026)	(8,507)	(8,595)	(81,128)

Profit attributable to non-controlling interests	14,038	4,295	(1,391)	16,942
Dividends paid to non-controlling interests.	—	213	3,224	3,437

| 36

The movement in the non-controlling interests balance for the years ended December 31, 2024 and 2023 are as follows:

Balance at January 1, 2023	$66,052
Dividend paid to minority shareholder	(1,866)
Share of profit for the year	16,942
Balance at December 31, 2023	$81,128
Dividend paid to minority shareholder	—
Dividend payable to minority shareholder	(6,677)
Share of loss for the year	(3,919)
Balance at December 31, 2024	$70,532

Non-controlling interests represent the 10.11% ownership of the Bonikro mine and 15.0% of the Agbaou mine by the Government of Côte d’Ivoire and 20% of the Sadiola mine, owned by the Government of Mali. As of December 31, 2024, the Company’s ownership of Korali-Sud was 100%; however, as disclosed in note 32 the Company’s ownership was reduced to 65% on January 8, 2025 in association with the 2023 Mining Code. During the fourth quarter of 2024, a $37.2 million gross intercompany dividend was declared for distribution, from which $6.7 million is payable to the Government of Mali.

15.	ACQUISITIONS AND TRANSACTIONS

Reverse take-over and public listing of Allied Gold Corporation

On September 7, 2023, a three-corner amalgamation involving, inter alia, the Company, Allied Gold Corp Limited (“AGCL”) and Allied Merger Corporation (“AMC”) was completed. The purpose of the amalgamation was to combine AGCL, which operated gold assets in Africa; AMC, a company created by former executives of Yamana Gold, and Mondavi, a reporting issuer in Canada.

In anticipation of the amalgamation, AGCL migrated its domicile from Jersey to the Seychelles, and collapsed with its former majority shareholder, Allied Gold Corp (a company limited by shares, incorporated in the Seychelles), eliminating historic intercompany and investment balances held in the two.

The amalgamation resulted in AMC and AGCL merging, and the combined entity becoming a wholly-owned subsidiary of Mondavi. On completion of the amalgamation the former Mondavi changed its name to Allied Gold Corporation (“the Company”) in (“the Transaction”). For accounting purposes, this resulted in the reverse take-over of former Mondavi, by AGCL.

In accordance with IFRS 3 – Business Combinations (“IFRS 3”), the amalgamation of AGCL and AMC did not meet the definition of a business combination, as AMC did not have processes capable of generating outputs, and therefore did not meet the definition of a business. This therefore represented a share-based payment transaction under IFRS 2 – Share-based payment (“IFRS 2”) whereby the shares of AMC were obtained in exchange for shares of the AGCL. Furthermore, under IFRS 3 AGCL was identified as the acquirer in the transaction with former Mondavi, as the prior shareholders of AGCL held the majority of the shares of the amalgamated Company. As the acquiree, being former Mondavi, did not have processes capable of generating outputs, it did not meet the definition of a business and so this also represented a share-based payment transaction under IFRS 2, whereby AGCL obtained Mondavi in exchange for shares of AGCL.

Immediately prior to completion of the Transaction, former Mondavi consolidated 28,148,670 shares on a ratio of 1 post-consolidated common share to 62.6308 common shares issued and outstanding immediately prior to the consolidation resulting in 449,442 shares of the amalgamated group.

AGCL consolidated 417,741,925 ordinary shares (“AGCL shares”) on the basis of 1 post-consolidation share to 2.2585 pre-consolidation share (note 29) resulting in 184,964,323 shares of the amalgamated group. The same ratio was used to consolidate 120,858,589 AMC common shares (“AMC shares”) which included 81,218,844 shares issued as part of a private placement on August 30, 2023, resulting in 53,512,735 shares of the amalgamated group.

At the date of the Transaction, to reverse into Mondavi, AGCL issued 449,442 shares at $4.45 per share, for a total consideration of $2.2 million (including liabilities assumed) and, AGCL issued 17,551,325 shares at $4.45 per share, for a total consideration of $78.1 million to acquire AMC. The $2.2 million and $78.1 million (total $80.3 million) consideration was accounted for as listing services fees and presented within Other losses (note 10) in the condensed consolidated interim statement of profit and loss.

| 37

Following the Transaction, the Company had an aggregate of 238,926,500 common shares as of December 31, 2023.

Private placement and Convertible debentures issued

On August 30, 2023, the Company issued 81,219,000 common share subscription receipts at a price of $1.97 each and 107,279 convertible debenture subscription receipts at a price of $1,000 each, for total gross proceeds of $267.3 million. Transaction costs incurred in the issuance of the subscription receipts amounted $7.5 million and were recorded through equity (note 29), while $5.3 million transaction fees related to the issuance of the convertible debenture were recognized within the consolidated statement of profit and loss (note 25).

Upon completion of the Transaction, on September 7, 2023, the common share and convertible debenture subscription receipts were exchanged for common shares and convertible debentures of the Company at a rate of 1:1. The convertible debentures bear interest at 8.75% annually, payable in arrears semi-annually on September 30 and March 31, and a maturity date of 5 years.

Equity and Preferred shareholder put options

The public listing of the Company represented a liquidity event as defined for both the equity put option and the preferred shareholder put option liability previously recorded by AGCL. As a result of the listing, both put options were extinguished without payment. The Company derecognized both put options by extinguishing the related equity components and the historical fair value adjustments, as follows:

Fair Value
Preferred shareholder put option liability at January 1, 2023	$118,398
Revaluation of preferred shareholder put option liability	10,943
Extinguishment of preferred shareholder put option liability:
Reversal of other reserves in equity	(39,678)
Reversal of revaluations to profit & loss reserve	(89,663)
Preferred shareholder put option liability at December 31, 2023	$—

Fair Value
Equity put option liability at January 1, 2023	$40,000
Addition to equity put option liability	10,000
Extinguishment of equity put option liability:
Reversal of other reserves in equity	(40,000)
Reversal of modification to profit & loss reserve	(10,000)
Equity put option liability at December 31, 2023	$—

The total loss recognized during the year ended December 31, 2023 for the revaluation of the put options prior to their de-recognition was $20.9 million. Furthermore, an additional $0.9 million loss was also recognized for the revaluation and subsequent write-off of a call option held with APM Ethiopia Ltd.

Asset acquisition of APM Ethiopia Ltd

On September 6, 2023, in contemplation of the Transaction described above, the Company completed the acquisition of the remaining shares of APM Ethiopia Ltd. (“APM”), a company owner of the Kurmuk project, in which it previously held a 64.46% interest. The Company had previously concluded that the 64.46% ownership interest did not result in control of APM, and therefore accounted for the exploration asset as farmed-in under IFRS 6 - Exploration for and evaluation of mineral resources (“IFRS 6”).

In exchange for the 35.54% additional interest, the Company paid a total consideration estimated of $110.1 million, including an initial consideration of 11,797,753 common shares, at a price of $4.45, equivalent to $52.5 million, and a deferred consideration consisting of one payment of $25.0 million and two payments of $21.25 million each. The form of these payments is described in more detail in note 31. The Company used assumptions that best estimated the elected option for the deferred consideration, estimating the present value of the deferred consideration to be $57.4 million at inception.

| 38

Upon acquiring the remaining interest, the Company assessed the acquisition under IFRS 3 and concluded it to be an asset acquisition. Significant judgement was required to determine that the application of this accounting treatment was appropriate for the transaction. These included, among others, the determination that APM was not considered a business under IFRS 3, as it did not have processes and outputs that together constitute a business.

As a result of the transaction, the Company derecognized the Exploration and evaluation asset held under farmed-in accounting in the amount of $79.1 million previously recorded at cost and began consolidating APM as a wholly own subsidiary. The initial investment was $79.1 million, with the additional consideration paid of $110.1 million, including present value discount of $9.9 million, and net assets acquired of $65.8 million (which includes $61.5 million of exploration and evaluation assets), resulted in an excess value of $123.4 million, allocated to the asset during the year ended December 31, 2023.

Allocation of assets acquired, and liabilities assumed are described below:

September 7, 2023
Consideration
Previously recognized farm-in investment	$79,099
Consideration paid in shares	52,500
Deferred consideration	67,500
Present value discount at 8%	(9,939)
Consideration	$189,160

September 7, 2023
Net assets acquired
Current assets
Cash and cash equivalents	$201
Trade receivables, prepayments, and other receivables	972
Other current assets	1,453
Non-current assets
Exploration and evaluation assets	184,920
Mineral property, plant and equipment	1,926
Current liabilities
Trade and other payables	(290)
Other current payables	(22)
Net assets acquired	$189,160

The Company previously held a call option to purchase an additional 5.54% interest in APM, which was recorded as a derivative financial asset. Upon completing the acquisition of the additional interest in APM, the call option was extinguished and its $0.8 million value was written-off to Other losses during the year ended December 31, 2023.

Asset acquisition of Korali-Sud project

On November 9, 2023, the Company acquired all of the shares of Legend Mali (BVI) III Inc., owner of the Korali-Sud project located in Mali, from a wholly-owned subsidiary of Elemental Altus Royalties Corp. The Company determined that the assets and processes acquired do not constitute a business under IFRS 3, Business Combinations and therefore accounted for the transaction as an asset acquisition.

| 39

The aggregate purchase consideration for the acquired assets, net of the assumed liabilities was as follows:

November 9, 2023
Consideration
Cash consideration	$1,000
Deferred consideration	1,000
Present value discount at 8%	(63)
Consideration	$1,937

The deferred consideration shall become payable in cash upon the earlier of 90 days after the date of commencement of Commercial Production; and December 31, 2025. The Company anticipates making the deferred consideration payment of $1.0 million in the second quarter of 2025.

The purchase consideration also includes three additional cash payments of: $2.0 million due no later than 90 days after producing 100,000 ounces of gold from the Korali-Sud project, $1.0 million due no later than 90 days after producing 150,000 cumulative ounces of gold, and $1.0 million due no later than 90 days after producing 200,000 cumulative ounces of gold.

The first of the three additional cash payments of the purchase consideration is now likely, and consequently, the Company has recorded a $2.0 million payable as of December 31, 2024.

Furthermore, the purchase consideration also includes contingent consideration in the form of a Net Smelter Return (“NSR”) of 3% for the first 226,000 ounces of gold produced or recovered from the Korali-Sud project, and 2% for any ounces of gold produced in excess of the first 226,000 ounces.

The Company allocated the purchase consideration to the acquired assets and liabilities based on their relative fair values at the date of acquisition as follows:

November 9, 2023
Net assets acquired
Other current assets	$95
Mineral property, plant and equipment	17
Exploration and evaluation assets	3,831
Other payables	(2,006)
Net assets acquired	$1,937

16.	FINANCIAL INSTRUMENTS

Financial assets at amortized cost

Current	As at December 31, 2024	As at December 31, 2023
Cash and cash equivalents	$224,994	$158,638
Restricted cash(1)	6,494	6,881
Other receivables	11,445	5,238
Total	$242,933	$170,757

(1) The Company has cash in separate restricted accounts to comply with environmental matters in Cote d’Ivoire.

| 40

Fair value of derivatives

On April 12, 2024, the Company entered into zero-cost collars to hedge the price on gold production of 10,000 ounces per month, beginning May 2024 through to March 2025, for a total of 110,000 ounces, at an average put and call strike price of $2,200 per ounce and $2,829 per ounce, respectively. As of December 31, 2024, 30,000 ounces of these gold collars remain unsettled.

On December 19, 2024, the Company entered into zero-cost collars to hedge the price on gold production of 10,000 ounces per month, beginning April 2025 through to December 2026, for a total of 210,000 ounces, at an average put and call strike price of $2,200 per ounce and $3,125 per ounce, respectively. As of December 31, 2024, 210,000 ounces of gold collars remain unsettled.

The aggregate fair value of the position as of December 31, 2024 was a $13.1 million liability (December 31, 2023 - $nil) included in other liabilities, split between current and non-current. The fair value of zero-costs collar contracts was determined based on gold future forward prices.

The gold collar contracts are designated as cash flow hedging instruments, with the effective portion of changes in fair value recognized in other comprehensive income, net of tax. Any ineffective portion of a hedge relationship is recognized immediately in the consolidated statements of operations. The Company has elected to exclude the forward element of forward contracts from the hedging relationship, with changes in the amounts recorded in the statement of financial position and treated as a cost of hedging.

Financial liabilities at amortized cost

	As at December 31, 2024	As at December 31, 2023
Trade and other payables	$250,302	$181,904
Deferred consideration - Kurmuk	38,267	58,974
Deferred consideration - Korali-Sud	1,000	951
Total	$289,569	$241,829

Financial liabilities at fair value through profit or loss

	FV Hierarchy level	As at December 31, 2024	As at December 31, 2023
Borrowings	1	$96,356	$103,457
Contingent consideration - Sadiola	3	31,698	39,008
Contingent consideration - Agbaou	3	20,013	12,671
Total		$148,067	$155,136

17.	CASH AND CASH EQUIVALENTS

	As at December 31, 2024	As at December 31, 2023
Bank balances	$224,994	$158,638
	$224,994	$158,638

The Company only deposits cash and cash equivalents with reputable banks with good credit ratings. Due to the short-term nature of cash and cash equivalents the carrying amount is deemed to approximate the fair value.

| 41

Restricted cash

	As at December 31, 2024	As at December 31, 2023
Restricted cash	$6,494	$6,881
	$6,494	$6,881

The Company is required to have certain amounts of cash be kept in cash in separate restricted accounts to comply with environmental matters in Cote d’Ivoire. As at December 31, 2024, such amounts totalled $6.5 million (2023: $6.9 million).

18.	TRADE RECEIVABLES, PREPAYMENTS AND OTHER RECEIVABLES

Current	As at December 31, 2024	As at December 31, 2023
Other receivables	$11,445	$5,238
VAT receivable	24,217	19,018
Prepayments	23,771	20,779
Total current trade receivables, prepayments, and other receivables	$59,433	$45,035

Non-current	As at December 31, 2024	As at December 31, 2023
Derivative financial asset	$—	$1,181
VAT receivable	4,355	8,275
Total non-current trade receivables, prepayments, and other receivables	$4,355	$9,456

The carrying value of trade and other receivables approximate their fair value.

19.	INVENTORIES

Current	As at December 31, 2024	As at December 31, 2023
Doré bars and gold in circuit(1)	$61,026	$13,742
Ore stockpiles	52,706	28,627
Material and supplies	51,127	46,243
Total current inventories	$164,859	$88,612

Non-current	As at December 31, 2024	As at December 31, 2023
Ore stockpiles	$42,418	$10,958
Total non-current inventories	$42,418	$10,958

(1) Subsequent to December 31, 2024, the Company delivered 48,939 ounces of gold from Korali-Sud that were inventoried at the Sadiola mine. These ounces include, in association with the establishment of Korali S.A., an advance to the Government of Mali of future dividends from the entity, in the form of gold, equal to 8,154 ounces.

Inventories are held at lower of cost or net realizable value.

In the year ended December 31, 2024 inventories recognized as an expense within cost of sales amounted to $439.5 million (December 31, 2023: $485.8 million).

| 42

20.	MINERAL PROPERTY, PLANT AND EQUIPMENT

	Land, building, plant & equipment	Operating mine mineral interests	Development projects and Exploration & evaluation	Total
Cost
As at January 1, 2024	$288,932	$174,262	$273,015	$736,209
Additions	61,980	2,000	163,553	227,533
Transfers	—	1,937	(1,937)	—
Environmental obligations, change of estimate	14,010	—	2,524	16,534
At December 31, 2024	$364,922	$178,199	$437,155	$980,276

Accumulated depreciation and amortization and impairment
At January 1, 2024	$(100,879)	$(34,770)	$—	$(135,649)
DDA	(36,560)	(12,422)	—	(48,982)
At December 31, 2024	(137,439)	(47,192)	—	(184,631)
Carrying amount, December 31, 2024 (1)	$227,483	$131,007	$437,155	$795,645

Amounts included above as at December 31, 2024
Exploration and evaluation assets	$—	$—	$12,754	$12,754
Assets under construction	$—	$—	$424,402	$424,402

(1) Inclusive of right-of-use assets with a carrying value of $27.1 million for the year ended December 31, 2024.

	Land, building, plant & equipment	Operating mine mineral interests	Development projects and Exploration & evaluation	Total
Cost
As at January 1, 2023	$226,019	$174,262	$135,667	$535,948
Additions	29,310	—	260,389	289,699
Transfers(1)	15,672	—	(194,950)	(179,278)
Acquisitions	2,048	—	91,528	93,576
Environmental obligations, change of estimate	16,330	—	—	16,330
Disposals	(447)	—	—	(447)
Impairment of exploration asset (note 21)	—	—	(19,619)	(19,619)
At December 31, 2023	$288,932	$174,262	$273,015	$736,209

Accumulated depreciation and amortization and impairment
At January 1, 2023	$(69,756)	$(20,277)	$—	$(90,033)
DDA	(31,172)	(14,493)	—	(45,665)
Disposals	49	—	—	49
At December 31, 2023	(100,879)	(34,770)	—	(135,649)
Carrying amount, December 31, 2023 (2)	$188,053	$139,492	$273,015	$600,560

Amounts included above as at December 31, 2023
Exploration and evaluation assets	$—	$—	$7,500	7,500
Assets under construction	$—	$—	$265,515	$265,515

(1) In December 2023, $195.0 million relating to the Kurmuk project was transferred from exploration and evaluation assets to assets under construction as the project entered the construction phase. The transfer is included within additions movement for the year.

(2) Inclusive of right-of-use assets with a carrying value of $2.8 million for the year ended December 31, 2023.

| 43

Operating mine mineral interests represents the fair value of acquired mines and is amortized on a unit of production basis. The costs of exploration and evaluation assets are not subject to amortization until production has commenced.

21.	IMPAIRMENT OF ASSETS

During the year ended December 31, 2023, the exploration licenses in Egypt lapsed which resulted in a write-off of $19.6 million, corresponding to the expenses incurred to date on the Egyptian projects.

22.	TRADE AND OTHER PAYABLES

	As at December 31, 2024	As at December 31, 2023
Trade payables	$132,266	110,112
Other payables(1)	86,212	34,288
Accrued expenses	11,288	27,428
Royalties	20,536	10,076
Total trade and other payables	$250,302	$181,904

(1) Other payables includes accruals for the settlement with the Government of Mali, discussed in note 32.

23.	PROVISIONS

	For years ended December 31,
	2024	2023
Opening balance	$9,939	$7,760
Increase in provisions during the year(1)	13,803	8,687
Payments and releases of provisions during the year	(8,591)	(6,458)
Impact of foreign exchange rates	(36)	(50)
Total provisions	$15,115	$9,939

(1) Inclusive of $2.7 million (2023 - $nil) current portion of Agbaou provision for reclamation and closure costs - refer to note 26

Provisions relate primarily to employee compensation expenses and to corporate expenses. They are expected to be paid within one year.

| 44

24.	DEFERRED REVENUE

	Stream arrangements	Gold prepays and advance sales (2)	As at December 31, 2024	As at December 31, 2023
Opening balance	$18,661	$—	$18,661	$18,150
Cash received	100,510	145,000	245,510	2,243
Amount recognized as revenue	(20,394)	(45,000)	(65,394)	(9,224)
Change in estimate	—	—	—	3,203
Accrued interest(1)	6,641	—	6,641	4,289
Total deferred revenue	$105,418	$100,000	$205,418	$18,661

Current balance	$15,878	$25,000	$40,878	$2,132
Non-current balance	$89,540	$75,000	$164,540	$16,529

(1) As of December 31, 2024, $6.6 million (2023 - $nil) of accrued interest from stream arrangements has been capitalized, in accordance with IAS 23 - Borrowing Costs.

(2) As of December 31, 2024, comprises a $25.0 million advance sale and a $75.0 million gold prepay.

On October 10, 2019 the Company entered into a streaming agreement, currently held by Sandstorm Gold Ltd (“Sandstorm”). Under this agreement, the counterparty has the right to purchase certain quantities of gold at a fixed price of US$400/ounce. Sandstorm has the right to purchase 6% of the first 650,000 ounces of production at the Bonikro mine (39,000 ounces). Subsequently, they may purchase up to 3.5% of each lot between 650,000 ounces and 1,300,000 ounces of refined gold (a further 22,750 ounces and 61,750 ounces inclusive), up to 2% of each lot thereafter.

On August 7, 2024, the Company entered into a streaming transaction with Triple Flag International Ltd., a wholly-owned subsidiary of Triple Flag Precious Metals Corp. (collectively, “Triple Flag”). Under the terms of the agreement, the Company received a $53.0 million upfront cash payment on August 14, 2024 and will receive an ongoing payment equal to 10% of the spot gold price. Triple Flag will have the right to purchase 3% of the payable gold produced at each of the Agbaou and Bonikro mines, subject to a step-down to 2% after set delivery thresholds. Costs incurred in the transaction total $1.9 million.

On December 5, 2024, the Company entered into a streaming transaction with Wheaton Precious Metals International Ltd. (“WPMI”), a wholly-owned subsidiary of Wheaton Precious Metals Corp. Under the terms of the streaming agreement, the Company will receive an aggregate $175.0 million upfront cash payment to support the funding of the development of the Kurmuk project. WPMI will have the right to purchase 6.7% of payable gold from the Kurmuk mine. The gold stream rate will step down to 4.8% of payable gold after the delivery of 220,000 ounces of gold. WPMI will make ongoing payments of 15% of the spot gold price for each ounce delivered under the stream. The stream will cover the existing Kurmuk mining license and until 255,000 ounces of gold have been delivered to WPMI. On December 19, 2024, the Company met the conditions to withdraw the first of four planned payments of $43.8 million each.

On December 19, 2024, the Company entered into a gold prepaid forward arrangement with select lenders, for a total advance of $75 million. Under the arrangement, the Company will deliver to the lenders an aggregate of 2,802 ounces of gold per month over a period of twelve months, starting in October 2026.

On December 20, 2024 the Company entered into an advance sale agreement to deliver 9,612.94 ounces of gold at a price of $2,600.66 per ounce, for a total of $25.0 million. The advance sale was recognized as deferred revenue, and presented as current. Delivery of the gold was completed on January 21, 2025.

The stream arrangements have been accounted for as deferred revenue, as the upfront payments pertain to future production. As such, revenue is recognized as the services are performed for the counterparty, reducing the unearned deferred revenue balance. The streams contain an intrinsic financing component, which has been valued as part of the subsequent measurement of the deferred revenue stream.

As of December 31, 2024, accrued interest of $4.4 million, $2.0 million and $0.2 million has been calculated for the Sandstorm, Triple Flag and WPMI stream agreements, respectively. The amount of revenue recognized for the Sandstorm agreement is $11.1 million, out of which $2.6 million is on a cash basis (at $400 per ounce) while the remainder is non-cash (amortization of deferred revenue). For the Triple Flag agreement, the Company recognized revenue in the amount of $9.3 million, out of which $1.2 million is on a cash basis while the remainder is non-cash amortization of deferred revenue.

| 45

25.	BORROWINGS

Convertible Debenture
Borrowings - January 1, 2024	$103,457
Change in fair value of debt	(7,101)
Borrowings - December 31, 2024	$96,356

	Orion Debt	Auramet Debt	Convertible Debenture	Total
Borrowings - January 1, 2023	$53,534	$—	$—	$53,534
Issuance of debt	—	9,880	107,279	117,159
Accrued interest expense	4,777	(29)	—	4,748
Change in fair value of debt	—	—	(3,822)	(3,822)
Cash received	—	259	—	259
Repayments of debt	(58,311)	(10,110)	—	(68,421)
Borrowings - December 31, 2023	$—	$—	$103,457	$103,457

Orion facility

On October 10, 2019, the Company entered into an Agreement with Orion Mine Finance (“Orion”). A nominal $35.0 million senior secured facility was created, which accrued interest until June 30, 2020 at a fixed rate of LIBOR + 9%, after which time it was repayable in six equal quarterly instalments on the last banking day of each quarter. On October 25, 2020, the Company entered into an updated Agreement with Orion Mine Finance, where “Tranche 3” was issued, increasing the headline amount by $12.1 million. This agreement contained a deferral of interest and principal through December 31, 2022, followed by 11 quarterly instalments through June 30, 2025. The terms of the interest did not change. On September 7, 2023, the Company paid the principal amount outstanding and its accrued interest, in full.

Auramet facility

On April 25, 2023, the Company entered into an agreement with Auramet International Inc. (“Auramet”) for a $10.0 million gold prepayment loan. The gold prepayment loan was repayable on or before July 25, 2023, for an amount equal to the market value of a fixed number of ounces of gold on the date of repayment. At that same date and as part of the consideration for the gold prepayment loan, the Company also granted Auramet an out-of-the-money call options to purchase up to a total of 5,000 ounces of gold at a fixed price at specified future dates. The loan maturity was extended to October 11, 2023 and the count-party was amended to be Auramet Capital Partners, which is a shareholder of the Company.

Together, the loan and call option have been recognized as a financial instrument at fair-value through profit and loss with interest accreting at the effective interest rate for the period based on forward prices for gold. At inception, the value of the call options was insignificant and the combined value of the loan and call option, net of fees paid was recorded at $9.9 million. On October 12, 2023, the Auramet loan and interest was repaid in full.

| 46

Convertible Debentures

On August 30, 2023, the Company issued 107,279 convertible debentures at a price of $1,000 per unit. Each convertible debenture entitled the holder to receive one unsecured convertible debenture of AMC, which was subsequently exchanged for one unsecured convertible debenture of the Company on an economically equivalent basis on September 7, 2023. The convertible debentures bear interest at 8.75% annually, payable semi-annually on September 30 and March 31 of each year, and a maturity date of 5 years. The Company incurred $5.3 million in costs related to this transaction.

The debentures are convertible at the holder’s option into the Company’s shares at any time during their five-year tenure at a price of $5.79 per share (“Conversion Price”). The Company has the right to force the conversion of all of the principal amount of the convertible debentures into common shares at the Conversion Price at any time after three years from the date of issuance, provided that the current market price is not less than 115% of the Conversion Price. The convertible debentures also contain embedded derivatives, including the right for conversion and the right to repay the principal amount in common shares upon maturity.

Using readily observable inputs from the market, the fair value of the convertible debentures as at December 31, 2024, was determined to be $96.4 million, net of $2.4 million interest payable.

Credit Facility

On December 18, 2024, the Company executed a credit facility for $40.0 million, plus an additional $10.0 million accordion, for a total of $50 million and a three-year term. The Company expects to use the funds for financial flexibility and general business purposes. Interest rates are determined based on the leverage ratio, ranging between 350 basis points (“bps”) and 450 bps Secured Overnight Financing Rate (“SOFR”) Loan or between 250 bps and 350 bps Canadian Prime Loan or Base Rate Loan, with a standby fee of between 87.5 bps and 112.5 bps. No funds have been withdrawn from the facility.

26.	PROVISIONS FOR RECLAMATION AND CLOSURE COSTS

The Company’s environmental liabilities relate to the restoration of soil and other related mining works cash outflows, which are due upon the closures of mines and production facilities. The full provision is classified as a non-current liability as the provision is expected to be utilized in at the end of the life of the mine.

	For years ended December 31,
	2024	2023
Opening balance	$108,452	$85,111
Changes in estimates related to closure costs capitalized in mineral property, plant & equipment	16,535	16,330
Accretion for the year	4,388	7,011
Carrying value	$129,375	$108,452
Current portion (note 23)	$2,572	$—
Non-current portion	$126,803	$108,452

The Company’s mining operations are subject to various environmental protection laws and regulations. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment. The Company has recorded the asset retirement obligations of its mining sites on the basis of management’s best estimates of future costs, based on information available on the reporting date. Best estimates of future costs are the amount the Company would reasonably pay to settle its obligation on the site closing date. Future costs are discounted using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the liability. Such estimates are subject to change based on amendments to laws and regulations, or as new events occur, in accordance with industry practice. The above provisions are to be settled between 2025 and 2048.

| 47

The key judgements and estimates when determining the provision are:

•	The timing in terms of when the rehabilitation will take place;
•	The cost of the rehabilitation; and
•	The discount rate used which is the US Risk-Free Treasury Rate for the applicable time range.

The Company’s environmental liabilities relate to the restoration of soil and other related mining works cash outflows, which are due upon the closures of mines and production facilities. The full provision is classified as a non-current liability as the provision is expected to be utilized in at the end of the life of the mine. The present value of expected cash outflows were estimated using existing technology and discounted using real discount rates ranging between 1.77% and 2.54% (2023 - 2.50% and 3.84%).

27.	RELATED PARTY TRANSACTIONS

The Company enters into transactions with other entities that fall within the definition of a related party as contained in IAS 24, Related Party Disclosures. Such transactions are in the normal course of business and at terms that correspond to those on normal arms-length transactions (except revenue related transactions) with third parties. Related parties comprise entities under common ownership and/or common management and control; their partners and key management personnel.

Remuneration of key management (includes the Company’s directors and executive team):

	For years ended December 31,
	2024	2023
Short-term employee benefits	$17,554	$19,736
Post-employment benefits	1,267	400
Termination benefits	72	35,437
Share-based payment settled in equity	6,066	8,290
Share-based settled in cash	283	5,423
	$25,242	$69,286

These transactions are in the normal course of operations and all of the transactions are measured at the exchange amount of consideration established and agreed to by the parties.

An amount of $5.6 million (2023: $32.7 million) was paid to Allied Resources Commercial Brokers, a company controlled by a director, in respect of payroll processing, change of control and termination benefits for former key management personnel, vendor payment support and office management services provided to the Company. In addition, an amount of $0.2 million (2023: $0.2 million) was paid to TheSiger Pty Limited, a company controlled by a director, in respect of services provided to the Company. These services were entered into on terms equivalent to those that prevail in arm’s length transactions and the amounts owing are to be settled in cash.

During 2023, prior to the reverse take-over and public listing of Allied Gold Corporation, a director of the Company transferred 350,000 shares of AGC (Seychelles) to a former employee and a former contractor of the Group. Subsequent to this transaction, shares of the Company were issued in compensation for the transfer. The aggregate value of the liabilities extinguished by this transaction was of $0.7 million.

During the year ended December 31, 2023, as part of the reverse take over, an investment of $40.0 million from the Company’s management and directors was made through Allied Merger Corporation (“AMC”). Further, in 2023, the Company paid $53.5 million of principal and $4.8 million of interest to Orion Mine Finance (note 25).

| 48

28.	LEASE OBLIGATIONS

Current and non-current lease liabilities as at December 31, 2024 are presented below:

	As at December 31, 2024	As at December 31, 2023
Current lease liabilities	$2,877	$509
Non-current lease liabilities	12,886	2,206
Total	$15,763	$2,715

On November 3, 2023 the Company signed a lease agreement for its Toronto head office, which can be extended. The net present value of the lease obligation and the right-of-use asset was estimated at $2.7 million, using a 9.3% discount rate.

On May 16, 2024, the Company entered into a contract to lease twenty one generators for the Bonikro and Agbaou mines over a three year term. The net present value of the lease obligation was estimated at $14.2 million, using an 8.07% discount rate. The generators were commissioned on June 11, 2024. The Company incurred additional costs of $14.9 million to bring the generators to use, resulting in the recognition of a right-of use asset of $28.4 million, with $14.9 million and $13.5 million allocated to Bonikro and Agbaou, respectively.

During the fourth quarter, the Company entered into contract mining agreements for Sadiola, Bonikro and Agbaou. As disclosed in Note 5, management has concluded that while the arrangements contain a lease, due to the variable nature of the payments, there was no lease amount to measure for the lease liability. The total variable cost incurred during 2024 related to those mining service agreements was $17.1 million.

Other liabilities include obligations entered by the Company, with a settlement date longer than twelve months.

29.	SHARE CAPITAL

	Number of Common Shares	Number of Preferred Shares	Share Capital
As at December 31, 2021 and December 31, 2022	333,079,107	75,993,484	$93,000
Retrospective application of share consolidation(1)	147,478,019	33,647,768	$93,000
Conversion of preferred shares into common shares	33,647,768	(33,647,768)	—
Participation rights issued	3,838,536	—	40,312
Total shares issued and outstanding post-consolidation	184,964,323	—	$133,312
Shares issued in amalgamation and reverse take-over	18,000,767	—	80,357
Shares issued in private placement	35,961,410	—	160,001
Private placement transaction costs	—	—	(7,521)
Shares issued in acquisition of Kurmuk project.	11,797,753	—	52,500
As at December 31, 2023	250,724,253	—	$418,649
Shares issued for RSUs vested	946,332	—	$2,953
Shares issued for payment of Kurmuk deferred consideration	5,917,063	—	$12,500
Shares issued in public offering	71,300,000	—	$153,017
As at December 31, 2024	328,887,648	—	$587,119

(1) AGCL shares issued prior to September 7, 2023, have been retrospectively adjusted for the impact of the 2.2585 to 1 share consolidation ratio (note 15).

On October 8 and October 18, 2024, the Company closed an underwriting agreement for its overnight marketed equity offering of common shares, resulting in a total issuance of 71.3 million common shares at a price of C$3.10 per common share for aggregate gross proceeds of $162.1 million (C$221.0 million). The cost of this transaction was $9.1 million, therefore net proceeds were $153.0 million.

| 49

30.	SHARE-BASED COMPENSATION

Share-based payment reserve

The share-based payment expense recognized to September 7, 2023, was $2.7 million. On completion of the Transaction, AGCL settled all the share-based payments arrangements, and participation rights granted to its employees and consultants. Acceleration of the unvested portion of these share-based arrangements resulted in an additional $3.5 million expense, accounted for as transaction costs and presented within Other losses (income) in the consolidated statement of loss.

	As at December 31, 2024	As at December 31, 2023
Opening balance	$2,419	$29,506
Charge for the year	9,026	7,265
Share-based compensation settled in the year	(2,953)	(34,352)
Closing balance	$8,492	$2,419

		Weighted average
	Stock option units	exercise price (CAD$)
Outstanding units, January 1, 2023	—	—
Granted	600,000	$5.87
Closing balance, December 31, 2023 and 2024	600,000	$5.87

	Restricted share units	Deferred share units
	(“RSU”)	(“DSU”)
Outstanding units, January 1, 2023	—	—
Granted	4,488,639	—
Outstanding units, December 31, 2023	4,488,639	—
Granted	48,377	119,451
Forfeited/expired	(29,967)	—
Settled	(982,427)	—
Closing balance, December 31, 2024	3,524,622	119,451

Stock Options

On September 7, 2023, the Company adopted a plan providing for the grant of stock options to directors, senior officers or employees of the Company to purchase common shares. Stock options are granted at the weighted average trading price for the 5 consecutive trading days immediately prior to the relevant date. Vesting and term conditions are determined at the discretion of the Board.

The Board authorized a maximum of 5% of the total number of shares outstanding be issuable under the plan. The number of securities issuable to insiders, at any time, under all Share Compensation Arrangements, shall not exceed 10% of the issued and outstanding securities and that the number of securities issued to insiders, within any one-year period, under all Share Compensation Arrangements, shall not exceed 10% of the issued and outstanding securities.

On September 8, 2023, the Company granted 600,000 stock options to certain directors, with a three-year, equal annual tranche vesting period and an expiration term of 7 years. Using a Black-Scholes valuation model, the options were valued at CAD$2.94 per option, using an exercise price of CAD$5.87 per share, volatility of 38% and a 4% interest rate. The estimated expense as of December 31, 2024, was $0.6 million (December 31, 2023 - $0.2 million).

| 50

Restricted Shares Units (“RSUs”)

On September 7, 2023, the Company adopted a plan providing for the payment of bonuses in the form of the acquisition of Shares or, at the option of the Company, cash by participants for the purpose of advancing the interests of the Company through the motivation, attraction and retention of eligible employees and eligible contractors. A maximum of 17,550,697 shares are issuable under the Plan. Vesting and term conditions are determined at the discretion of the Board.

On September 7, 2023, the Company granted 3,371,359 RSUs to certain consultants at a price of $4.45 per RSU, which vest at the earlier of the third year (September 7, 2026) or the commencement of production at the Kurmuk project. An additional 202,280 RSUs were granted to certain employees, with equal vesting over three years. The first third of the units, or 67,427 RSUs, vested on September 7, 2024.

On November 9, 2023, the Company granted 915,000 RSUs to an employee at a price of $2.98 (CAD$4.11), and equal vesting over three years. On September 9, 2024, the Board approved the immediate vesting of these RSUs and corresponding shares issuance. Out of the total charge for the period noted above, the Company capitalized the total accelerated expense of this RSU grant to the Kurmuk project, for $2.7 million. On August 8, 2024, the Company granted 48,377 RSUs to an employee, at a price of $2.07 (CAD$2.84), and equal vesting over three years.

For the year ended December 31, 2024, the Company recorded $5.7 million share-based compensation expense and has 3,554,589 RSUs outstanding (year ended December 31, 2023 - $2.1 million).

Subsequent to December 31, 2024, on January 21, 2025, the Company issued 2,384,742 RSUs at a price of $2.37 (CAD$3.39), with 50% vesting after one year, and 25% for each of the subsequent two years.

Deferred Share Units (“DSUs”)

To align interests between eligible directors and the shareholders of the Company, a DSU plan was adopted on September 7, 2023, providing eligible directors the ability to elect to be paid a portion of annual director compensation in DSUs. Eligible officers can elect to be paid their long term incentive compensation in DSUs.

On April 16, 2024, the Company granted 20,304 DSUs to a director at a price of $2.90 (CAD$3.93) per DSU. On May 21, 2024, the Company granted 33,033 DSUs to certain directors at a price of $2.24 (CAD$3.05) per DSU. On August 15, 2024, the Company granted 32,416 DSUs to certain directors at a price of $2.28 (CAD$3.13) per DSU. On November 14, 2024, the Company granted 33,698 DSUs to certain directors at a price of $2.20 (CAD$3.07) per DSU. The DSUs vest immediately upon grant.

For the year ended December 31, 2024, the Company recorded $0.3 million share-based compensation expense from the DSUs granted in the year.

Performance Share Units (“PSUs”)

On September 7, 2023, the Company adopted a plan to provide additional rewards to senior management for services performed and to promote a greater alignment of interest between senior management and shareholders of the Company. The Plan is administered by the Board of Directors, through a Compensation Committee, which determines specific in regards to the value of the PSUs, the vesting period and the performance indicator on which the issuance is based. No PSUs were issued for the year ended December 31, 2024.

Subsequent to December 31, 2024, on January 21, 2025, the Company issued 3,246,751 PSUs at a price of $2.37 (CAD$3.39), with a two-year vesting, to be settled in cash, to eligible senior management, based on the Company’s common share price and a multiplier based on the relative value of the Company’s common share price in relation to the S&P Global Gold index.

As of December 31, 2023, the Company recognized $5.3 million expense from stock based compensation related to participation rights, which were fully settled on September 7, 2023.

| 51

31.	DEFERRED AND CONTINGENT CONSIDERATION

As part of previously completed acquisitions of Agbaou and Sadiola mines, including Korali-Sud, and the remaining interest in Kurmuk, the Company has recorded deferred and contingent consideration payable to the various sellers in post-acquisition years as follows:

For year ended December 31, 2024	Sadiola mine	Agbaou mine	Kurmuk project	Korali-Sud project	Total
Opening balance, December 31, 2023	$39,008	$12,671	$58,974	$951	$111,604
Accretion	5,328	—	3,805	49	9,182
Revaluation	(12,638)	10,977	488	—	(1,173)
Balance Payable	—	(727)	—	—	(727)
Payments	—	(2,908)	(25,000)	—	(27,908)
Closing balance	$31,698	$20,013	$38,267	$1,000	$90,978

Current	$—	$5,267	$1,148	$1,000	$7,415
Non-current	31,698	14,746	37,119	—	83,563
Total deferred and contingent consideration	$31,698	$20,013	$38,267	$1,000	$90,978

For the year ended December 31, 2023	Sadiola mine	Agbaou mine	Kurmuk project	Korali-Sud project	Total
Opening balance, December 31, 2022	$33,665	$13,641	$—	$—	$47,306
Asset acquisition	—	—	57,561	937	58,498
Accretion	6,837	—	1,413	14	8,264
Revaluation	(1,494)	2,046	—	—	552
Balance Payable	—	(587)	—	—	(587)
Payments	—	(2,429)	—	—	(2,429)
Closing balance	$39,008	$12,671	$58,974	$951	$111,604

Current	$—	$4,250	$23,716	$951	$28,917
Non-current	39,008	8,421	35,258	—	82,687
Total deferred and contingent consideration	$39,008	$12,671	$58,974	$951	$111,604

Agbaou mine – Acquisition of Endeavour Resources Inc. on March 1, 2021

The contingent consideration recorded on the acquisition of Agbaou relates to a royalty on future production from the Agbaou mine applicable to ore that is mined in excess of 320,611 ounces. This threshold was met in late 2022, and consequently the Company continues to value to royalty payable based on future production and using a discounted cash flow approach.

The primary inputs to the valuation of the contingent consideration are the consensus forward gold price, from $2,522 per ounce to $2,210 per ounce, and the expected future production of the mine.

Sadiola mine – Acquisition of Société d’Exploitation des Mines d’Or de Sadiola S.A on December 30, 2020

Contingent consideration recorded on the acquisition of Sadiola includes a first tranche of $24.9 million ($12.45 million each to AngloGold Ashanti (“AGA”) and IAMGOLD Corporation (“IMG”)) upon the production of the first 250,000 ounces from the Sadiola Sulphides Project (“SSP”); and a further tranche of $24.9 million ($12.45 million each to AGA and IMG) upon the production of a further 250,000 ounces from the SSP. The contingent consideration was valued using the discounted cash flow approach.

| 52

The primary input to the valuation of the contingent consideration is the expected timing of future production from of the mine.

Korali-Sud project – Acquisition of Korali-Sud on November 9, 2023

Deferred consideration recorded on the acquisition of Korali-Sud project includes a $1.0 million deferred consideration payable in cash upon the earlier of 90 days after the date of commencement of commercial production; and December 31, 2025.

Kurmuk project – Acquisition of APM Ethiopia Ltd. on September 6, 2023

Deferred consideration recorded on the asset acquisition of Kurmuk includes a consideration consisting of one payment of $25.0 million and two payments of $21.25 million each. The form of these payments includes:

•	First payment: $25.0 million in cash due on the first anniversary after completion of the acquisition; or $12.5 million paid in cash within 60 days of first anniversary after completion and $12.5 million paid in shares.
•	Second payment: $21.25 million due on the second anniversary after completion of the acquisition; or at the election of the counterparty: $21.25 million in cash due on the third anniversary after completion of the acquisition; or $21.25 million in shares due on the second anniversary after completion of the acquisition;
•	Third payment: $21.25 million in cash due at the earlier of the Commercial Production Commencement Date (estimated to be no earlier than the 3rd anniversary); and the fourth anniversary after completion of the acquisition.

On September 9, 2024, the Company issued 5,917,063 shares to partially settle the first payment, in the amount of $12.5 million. The $12.5 million cash portion of the first payment was completed on November 7, 2024.

The Company used their best estimate for the elected option for the deferred consideration, estimating the present value of the deferred consideration to be $38.3 million as of December 31, 2024, from which $1.1 million is presented as current liability and $37.1 million is presented under non-current liabilities. The deferred consideration is valued using the amortized cost method.

32.	COMMITMENTS AND CONTINGENCIES

	As at December 31, 2024	As at December 31, 2023
Capital commitments	$2,614	$9,438
Contingent legal liabilities	$7,007	$5,482
Within 1 year	$9,621	$14,920
Year 2 and onwards	$—	$—

Development related commitments and contingencies

	As at December 31, 2024	As at December 31, 2023
Development related commitments	$152,557	$185,000
Within 1 year	$152,557	$185,000
Year 2 and onwards	$—	$—

a)	The capital commitments include the amount which the Company has committed to invest in relation to capital expenditure and exploration activities in the Côte d’Ivoire and Mali, as well as early work activities committed in Ethiopia.
b)	The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.
c)	The Company is, from time to time, involved in various claims and legal proceedings. The Company cannot reasonably predict the likelihood or outcome of these activities. The Company does not believe that adverse decisions in any pending or threatened proceedings related to any matter, or any amount which may be required to be paid by reasons thereof, will have a material effect on the financial condition or future results of operations. As at December 31, 2024, $7.0 million have been accrued relating to such matters (December 31, 2023: $5.5 million).

| 53

d)	A Net Smelter Royalty on future production from the “PB5” extension of the Bonikro mine on a maximum of 560,000 ounces of gold production, as follows:

Average Gold Price	Percentage of Net Smelter Return
$1,250 or less	0%
$1,251 to $1,299	2.5%
$1,300 to $1,349	3.0%
$1,350 to $1,399	3.5%
$1,400 to $1,449	4.0%
$1,450 and above	4.5%

Power Purchase Agreement (“PPA”) with Ethiopian Electric Power.

On August 19, 2024, the Company announced that its subsidiary, Kurmuk Gold Mine PLC, which owns the Kurmuk Project, entered into a definitive PPA with Ethiopian Electric Power to secure a reliable, competitive, and sustainable energy supply for Kurmuk throughout the life of the mine. Key Terms of the Agreement include:

•	Term: The PPA will be in effect for a period of twenty years and may be extended by mutual agreement.
•	Energy Charge: The agreement secures a flat energy charge of US$0.04 per kWh, applicable from the supply commencement date and remaining fixed for the entire term, providing cost certainty for the project.
•	Transmission Line Construction: Electrical grid power will be supplied to the operation via a 75-kilometre, 132 kV power line, which is expected to be completed and energized ahead of first production in mid-2026, with substations at Asosa—a major city near the project—and at the project site. The government will provide the grid connection, which will increase their equity stake in Kurmuk Gold Mine PLC from 5% to 7%, as defined in the Kurmuk Development Agreement. On-site power will be distributed via a network of 11 kV power lines.

The Company assessed the terms and conditions of the agreement and concluded that it represents a physical PPA, which does not contain a derivative, nor terms that prevent the application of the own use exemption, and therefore represents an executory contract, with no accounting to record at December 31, 2024.

33.	FINANCIAL RISK MANAGEMENT OBJECTIVES

Capital risk management:

For the purpose of the Company’s capital management, capital includes issued capital, and all other equity reserves attributable to the equity holders of the parent. It also includes shareholder debt, including a streaming facility which contains a financing component, and a senior secured facility disclosed in notes 24 and 25 respectively. The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximise the shareholder’s value.

All such financing requires formal board approval. The Directors review the Company’s monthly and quarterly reports through which they assess the effectiveness of the processes put in place and the appropriateness of the objectives and corporate governance policies it sets. In order to achieve this overall objective, the Company’s capital management, amongst other things, aims to ensure that it meets financial covenants attached to its interest-bearing loans and borrowings that form part of its capital structure requirements. Breaches in the financial covenants would permit the funders to immediately call interest-bearing loans and borrowings. There have been no breaches in the financial covenants of any interest-bearing loans and borrowings in the current period.

The Company manages its capital structure and adjusts it, in light of changes in economic conditions and the requirements of the financial covenants. The Company includes in its net debt, interest-bearing loans and borrowings, trade and other payables, less cash and short-term deposits.

To maintain or adjust the capital structure, the Company may return capital to shareholders, issue new shares, or adjust its dividend policy. No changes were made in the objectives, policies or processes during the year ended December 31, 2024.

| 54

Commodity Price Risk

The Company’s profitability and long-term viability depend, in large part, upon the market price of metals that may be produced from the Company’s properties, primarily gold. Market price fluctuations of these commodities could adversely affect profitability of operations and lead to impairments of mineral properties. Metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control including but not limited to supply and demand, consumption patterns, macroeconomic factors (interest, exchange and inflation), banking and political conditions, and mining specific factors. The Company periodically uses forward contracts to economically hedge against the risk of declining metal prices for a portion of its forecast sales. As of December 31, 2024 the Company had zero-cost hedges described in note 16.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Further, the Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s requirements on an ongoing basis. Due to the dynamic nature of the underlying businesses, Company treasury maintains flexibility in funding by maintaining availability under committed credit lines, including the undrawn credit facility discussed in note 25.

The Company’s risk to liquidity is a result of obligations associated with financial liabilities of the Company and the availability of funds to meet those obligations. The Company manages liquidity risk through an ongoing review of future commitments and credit facilities.

The Company’s financial liabilities, except for its Convertible Debentures at FVTPL, are carried at amortized cost approximate their carrying balances as the impact of discounting is not significant.

The table below analyses the Company’s financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

	Less than one year	Between one and two years	Between two and five years	Over five years
As at December 31, 2024
Borrowings	$—	$—	$107,279
Trade and other payables	250,302	—	—	—
Deferred and contingent consideration	7,415	37,187	46,376	—
As at December 31, 2023
Borrowings	$—	$—	$103,457	$—
Trade and other payables	181,904	—	—	—
Deferred and contingent consideration	28,917	36,311	46,376	—

| 55

Credit risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial instrument. The Company is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold the Company’s cash and short-term investments; (ii) companies that have may have payables to the Company, including bullion customers; (iii) providers of risk management services (including hedging arrangements); (iv) shipping service providers that move the Company’s material; (v) the Company’s insurance providers; (vi) refineries contracted that hold and process the Company’s precious metals; and (vii) the Company’s lenders. The Company seeks to limit counterparty risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. For cash and cash equivalents and trade and other receivables, credit risk is represented by the carrying amount on the consolidated balance sheets.

Cash and cash equivalents are deposited with highly rated corporations, with credit ratings of A and A+, and the credit risk associated with these deposits is low.

The Company sells its gold to large international organizations with strong credit ratings, and the historical level of customer defaults is minimal. As at December 31, 2024, there were no outstanding amounts in respect of trade receivables (2023: $ nil) and, as a result, the credit risk associated with gold trade receivables at December 31, 2024 is considered to be negligible. The Company does not rely on ratings issued by credit rating agencies in evaluating counterparties’ related credit risk.

The Company does not have any assets pledged as collateral.

The Company’s maximum exposure to credit risk is as follows:

	As at December 31, 2024	As at December 31, 2023
Cash and bank balances	$224,994	$158,638
Restricted cash	6,494	6,881
Trade receivables, prepayments, and other receivables	59,433	45,035
	$290,921	$210,554

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company monitors its exposure to interest rates and its exposures with a mix of fixed-and floating-rate debt. As at December 31, 2024, all of the Company’s long-term debt was at fixed rates. There was no significant change in the Company’s exposure to interest rate risk during the year ended December 31, 2024.

The sensitivity analysis below has been determined based on the exposure to interest rates for non-derivative instruments at the reporting date. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at the reporting date was outstanding for the whole year. A 50-basis point increase or decrease is used for reporting interest rate risk internally to key management and represents management’s assessment of the reasonable possible change in interest rates.

Changes in interest rates impact borrowings by changing their fair value (fixed rate debt) or future cash flows (variable rate debt). Management does not have a formal policy of determining how much of the Company’s exposure should be to fixed or variable rates. When raising new financing, management uses its judgment to decide whether fixed or variable rates would be more favourable over the expected period until maturity.

If interest rates had been 50 basis points higher/(lower) and all other variables were held constant, the Company’s loss before tax for the year would increase / decrease by approximately $0.2 million (2023: $0.1 million).

Foreign currency risk

The Company’s sales are denominated in US Dollars. The Company is primarily exposed to currency fluctuations relative to the US Dollar as a certain portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies; predominantly the West African Franc, the Euro, the South African Rand and the Canadian Dollar. Monetary assets (primarily from the Company’s receivables, cash and payable balances denominated in foreign currencies) denominated in foreign currencies are also exposed to foreign currency fluctuations. These potential currency fluctuations could have a significant impact on production costs and affect the Company’s earnings and financial condition.

| 56

Foreign currency risk management

The Entity undertakes certain transactions denominated in foreign currencies. Hence, exposures to exchange rate fluctuations arise. The carrying amounts of the Company’s monetary assets and liabilities denominated in foreign currencies other than in $ are as follows:

	Liabilities	Assets
As at December 31, 2024
West African Franc (XOF)	126,896	89,685
Ethiopian Birr (ETB)	14,127	3,315
Australian Dollar (AUD)	6,611	790
British Pound (GBP)	3,492	944
Euro (EUR)	507	108
Canadian Dollar (CAD)	9,823	56,279
Others	4,033	1,843

As at December 31, 2023
West African Franc (XOF)	20,391	—
Ethiopian Birr (ETB)	—	2,269
Australian Dollar (AUD)	2,296	—
British Pound (GBP)	2,247	—
Euro (EUR)	1,553	—
Canadian Dollar (CAD)	1,667	—
Others	578	—

The following table details the Entity’s sensitivity to a 10% increase or decrease in the functional currency against the relevant foreign currencies. 10% is the sensitivity rate used for reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonable possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 10% change in foreign currency rates. A positive or negative number below indicates an increase or decrease in earnings or loss where the functional currency weakens 10% against the relevant currency. For a 10% strengthening of the functional currency against the relevant currency, there would be an equal and opposite impact on the earnings or loss, and the balances below would be negative.

	December 31, 2024	December 31, 2023
	Earnings or loss	Earnings or loss
All foreign currencies combined	$(1,253)	$(2,646)

34.	SUBSEQUENT EVENT

On February 25, 2025 the Company announced a strategic partnership with Ambrosia Investment Holding (“Ambrosia”), a United Arab Emirates-based investment fund. The Partnership includes the sale of 50% of the Company’s interest in Allied Gold ML Corp. (“Allied Holding”), which entity owns, directly and indirectly, the Company’s interests in its Mali operations, including the Sadiola mine, for a purchase price of $145.0 million in cash on closing, and the present value of $230.0 million deferred cash consideration.

As a result, a 50:50 joint venture will be created with Ambrosia, which will govern the relationship of the parties and provide for the governance of the Sadiola mine, with the Company remaining as its operator. The arrangement also contemplates the implementation of a power supply system to provide energy to the Sadiola mine under the terms of a power supply agreement between United Arab

Emirates-based company ATGC LLC (“ATGC”) and Sadiola mine, pursuant to which, ATGC will provide a power solution for a minimum period of 12 years by July 2026, including the deployment of photovoltaic power generation and energy storage.

Furthermore, a share subscription private placement will be signed, for 46,044,270 common shares of the Company, representing approximately 12% of the proforma issued and outstanding common shares, at a C$3.40 price per share for aggregate proceeds of CDN$156.6 million, which net proceeds will be used to fund the phased expansion at Sadiola mine.

| 57